SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: May 25, 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐             Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

Management Proxy Circular

Proxy

Supplemental Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 25, 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

Notice of Annual and Special Meeting of Shareholders

and

Management Proxy Circular

of

IVANHOE MINES LTD.

DATED: May 25, 2012

IVANHOE MINES LTD.

Notice of Annual and Special Meeting of Shareholders

June 28, 2012

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (“Meeting”) of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on June 28, 2012, at 9:00 AM local time, in the Metropolitan Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2011, and the auditors’ report thereon;

3.	to consider, and if thought advisable, to pass an ordinary resolution fixing the number of directors to be elected at the Meeting at eleven (11), as described in the accompanying management proxy circular;

4.	to elect eleven (11) directors;

5.	to consider and if thought advisable, to pass an ordinary resolution authorizing the Board to amend the terms of the Amended and Restated Shareholder Rights Plan Agreement dated April 21, 2010 (the “Rights Plan”) in order to permit the termination of the Rights Plan as of the date of the Meeting, as described in the accompanying management proxy circular;

6.	to consider and if thought advisable, pass a special resolution to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.”, or such other name as the board of directors of the Corporation may approve, as described in the accompanying management proxy circular;

7.	to consider and, if thought advisable, to pass an ordinary resolution approving and reconfirming the unallocated stock options, rights and other entitlements pursuant to the Amended and Restated Employees’ and Directors’ Equity Incentive Plan adopted by the Corporation on May 7, 2010, as described in the accompanying management proxy circular;

8.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

9.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has fixed May 25, 2012 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2011 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 25th day of May 2012.

BY ORDER OF THE BOARD

“Beverly A. Bartlett”
Beverly A. Bartlett
Vice President and Corporate Secretary

IVANHOE MINES LTD.

World Trade Centre

654 – 999 Canada Place

Vancouver, British Columbia, V6C 3E1

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at an Annual and Special Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM, local time, on June 28, 2012 in the Metropolitan Room located at 837 West Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation.

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the close of business on May 25, 2012 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Management Proxy Circular is as of May 24, 2012. All dollar amounts are expressed in Canadian dollars (“C$” or “Cdn$”), United States dollars (“US$”) or Australian dollars (“A$”), as indicated.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper Form of Proxy.

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the proxyholder is to vote with respect to any specific item by checking the appropriate position. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the position opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company, by facsimile to 1-866-781-3111 or 1-416-368-2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or by hand to The Oceanic Plaza, 1600—1066 W. Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6 and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing:

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used;

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the proxy is to be used; or

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified or referred to in the Notice of Meeting and this Management Proxy Circular and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not now known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

VOTES NECESSARY TO PASS RESOLUTIONS

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by Proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

Under the Yukon Business Corporations Act (the “YBCA”), a simple majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either:

(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs, TFSAs and similar plans); or

(ii)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the Form of Proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Form of Proxy, properly complete and sign the Form of Proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a Form of Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the Form of Proxy, this Form of Proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the Form of Proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, Attn: Proxy Department, PO Box 721, Agincourt, Ontario M1S 0A1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the Form of Proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a Form of Proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of May 24, 2012, the Corporation had issued 741,386,789 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the Directors and senior officers of the Corporation, the only persons who beneficially own, or control or direct, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, and the share ownership by the current Directors and senior officers of the Corporation as a group, in each case as at May 24, 2012, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed		Percentage of Shares Outstanding
Rio Tinto plc(1) UK	377,397,658		50.9%
Robert M. Friedland(2) Singapore	101,360,738		13.7%
Directors and Senior Officers as a group(3)(4)	78,896	(3)(4)	0.01%

(1)	Common Shares are held indirectly through Rio Tinto International Holdings Limited (as to 162,297,658 shares) and indirectly through 7999674 Canada Inc. (as to 215,100,000 shares), each company a wholly owned subsidiary of Rio Tinto plc. The Common Shares held directly or indirectly by Rio Tinto do not include unissued Common Shares issuable upon the exercise of the MOA Convertible Securities (as defined below). The information as to shares beneficially owned, controlled or directed by Rio Tinto plc is not within the knowledge of the management of the Corporation and is based on public filings.
(2)	Common Shares are held directly (as to 22,782,421 shares) and indirectly through Newstar Securities SRL (as to 36,888,716 shares) and Goldamere Holdings SRL (as to 41,689,603 shares), each company beneficially owned and controlled as to 100% by Mr. Friedland. Common Shares held directly and indirectly by Mr. Friedland do not include 1,777,437 unissued Common Shares issuable upon the exercise of incentive stock options held by Mr. Friedland, 1,008,779 of which are currently vested and exercisable and 768,658 of which are Withheld Benefits (as defined herein) and are not presently exercisable. Notwithstanding the foregoing, Mr. Friedland has agreed to accept a commensurate amount of cash in lieu of Common Shares upon the valid exercise of the aforementioned incentive stock options. The information as to shares beneficially owned, controlled or directed by Robert Friedland is not within the knowledge of the Corporation and is based on public filings.
(3)	Common Shares held by the Directors and senior officers as a group do not include (i) 2,692,016 unissued Common Shares issuable upon the exercise of incentive stock options, 1,480,441 of which are currently vested and exercisable and 1,211,575 of which are Withheld Benefits (as defined herein) and are not presently exercisable; or (ii) 62,500 bonus shares, which as Withheld Benefits (as defined herein), have not yet been issued.
(4)	The information as to shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

In addition to the foregoing, the Corporation has also issued or agreed to issue the following securities convertible into Common Shares (collectively, the “MOA Convertible Securities”):

(i)	Anti-Dilution Subscription Right – In connection with the Memorandum of Agreement dated April 17, 2012, as amended May 22, 2012 (the “MOA”) amongst Rio Tinto International Holdings Limited (“RTIH”) and Rio Tinto South East Asia Limited (“Rio Tinto Funding Company” and collectively with RTIH and their respective affiliates, “Rio Tinto”), Rio Tinto was issued the right (the “Anti-Dilution Subscription Right”) to subscribe from time to time for Common Shares in respect of any dilution of Rio Tinto’s equity ownership position as a result of the issuance of Common Shares pursuant to incentive stock options (i) that were exercised prior to the date of the MOA, or (ii) that remain outstanding and are exercised after the date of the MOA. The Anti-Dilution Subscription Right will remain exercisable until the 20th business day following receipt of notice by Rio Tinto that the last such outstanding incentive stock option has been exercised or expired. The subscription price per Common Share under the Anti-Dilution Subscription Right will be the volume weighted average price of a Common Share on the TSX during the five (5) trading days immediately before the applicable date of exercise. The Anti-Dilution Subscription Right may only be exercised to purchase up to a maximum of 19 million Common Shares, subject to adjustment pursuant to the terms of the Anti-Dilution Subscription Right.

(ii)	Series D Warrants – In connection with the filing of the Corporation’s preliminary prospectus on May 22, 2012 in connection with a proposed offering of rights to purchase Common Shares (the “2012 Rights Offering”), the Corporation issued to Rio Tinto share purchase warrants (the “Series D Warrants”) exercisable to purchase an additional 55 million Common Shares. Each Series D Warrant is exercisable to purchase one Common Share at any time until the third anniversary of the date of issuance at a price of (i) prior to the closing date of the 2012 Rights Offering (the “Closing Date”), US$10.84, and (ii) after the Closing Date, the median (rounded to the nearest cent) of the NRO Exercise Price (as defined below) and US$8.89, being the US dollar volume weighted average price of a Common Share on the NYSE over the five (5) trading days immediately before May 22, 2012.

The “NRO Exercise Price” is the price obtained by multiplying US$12.79 by a fraction (i) the numerator of which is the aggregate of (A) the number of Common Shares outstanding as of the record date of the 2012 Rights Offering (the “2012 Rights Offering Record Date”) and (B) a number determined by dividing the product of the subscription price for each Common Share offered pursuant to the 2012 Rights Offering and the number of Common Shares subscribed for or purchased under the 2012 Rights Offering by the volume weighted average trading price per Common Share at which the Common Shares have traded on the NYSE for the twenty (20) consecutive trading days before the 2012 Rights Offering Record Date, and (ii) the denominator of which is the number of Common Shares outstanding immediately after the completion of the 2012 Rights Offering and, if applicable, the Standby Commitment on the Closing Date. In no event will the NRO Exercise Price be lower than US$8.89.

Rio Tinto also has, among other rights and entitlements, pre-emptive contractual rights to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage interest in Common Shares and Series D Warrants on economic terms equivalent to those upon which any such Common Shares are issued to third parties. Rio Tinto also has a right of first offer, subject to certain specific exceptions, in respect of any equity financing that the Corporation proposes to undertake prior to October 24, 2012.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for Director of the Corporation or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Management Proxy Circular.

ELECTION OF DIRECTORS

Term of Office

The Corporation’s Articles currently provide that the number of Directors will be a minimum of three (3) and a maximum of fourteen (14). In accordance with the terms of the MOA, the Board has determined that it shall consist of 13 Directors, 11 of whom are to be elected at the Meeting and an additional two Directors to be appointed at the first meeting of the Board held after July 24, 2012 as further described under “Election of Directors – Additional Director Appointees” on page 19 of this Management Proxy Circular. Accordingly, the Corporation is requesting that shareholders consider and, if thought advisable, approve by ordinary resolution at the Meeting, the setting of the number of Directors to be elected at the Meeting at eleven (11). For further information, see “Particulars of Matters to be Acted Upon – Resolution to Fix the Number of Directors to be elected at the Meeting at eleven (11)”.

Under the MOA, RTIH and the Corporation have also agreed to certain provisions regarding Director nomination rights (the terms of which superseded certain provisions in the Heads of Agreement dated December 8, 2010 (the “HOA”) between RTIH and the Corporation. For more information on these rights, reference is made to page 24 of this Management Proxy Circular.

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no Director is then elected, until a successor is elected.

Management Nominees

The following tables set out information with respect to each of management’s 11 nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at May 24, 2012, and the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at May 24, 2012. Management recommends that shareholders vote in favour of the following nominees.

Jill Gardiner

Vancouver, British Columbia, Canada

Age: 53

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Board

Banking

Energy

Compensation

Financially Literate

Public Capital Markets

Mergers & Acquisitions

Jill Gardiner was appointed to the Board of Directors in May 2012. Ms. Gardiner is a director of Parkbridge Lifestyle Communities Inc. and Timber Investments Ltd. (both private companies) and is also Governor of The Banff Centre, an arts education institution, and Chair of The Banff Centre Foundation. Between May 2003 and March 2009, Ms. Gardiner was Managing Director and Regional Head (British Columbia) for RBC Capital Markets. She was responsible for the firm’s investment banking practice in British Columbia as well as management of RBC Capital Markets’ Vancouver office. She was also a member of the Canadian Investment Banking Management Committee, the Investment Banking Promotions Committee, the Fairness Opinion Committee, and Council for the Advancement of Women.

During her 20 plus years in the investment banking industry, Ms. Gardiner has held various roles pertaining to, and has developed considerable expertise in the areas of, corporate finance, mergers & acquisitions and debt capital markets. Prior to joining the investment banking industry, Ms. Gardiner was a Senior Project Manager at the Ontario Energy Board and a lecturer at the University of Victoria’s Business and Public Administration Schools.

Ms. Gardiner holds a Bachelor of Science degree (O.T.) and a Master’s of Business Administration degree, both from Queens University.

Principal Occupation, Business or Employment(1)

Director/Consultant

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(15)	n/a	n/a	n/a	n/a

Audit Committee – Chair(17)	n/a	n/a

Nominating and Corporate Governance Committee(19)	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

R. Peter Gillin

Toronto, Ontario, Canada

Age: 63

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Chief Executive Officer

Board

Banking

Finance

Compensation

Mining Industry

Managing/Leading Growth

Peter Gillin was appointed to the Board of Directors in May 2012. In addition to his public company board memberships described below, Mr. Gillin is also currently a director of Trillium Health Care Products Inc. and Barlow Mine Inc. (both private companies) and a member of the Independent Review Committee of TD Asset Management Inc. Mr. Gillin was Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008, and was Chief Restructuring Officer until December 2008. Between November 2002 to May 2003, Mr. Gillin was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. Additionally, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, between 1996 and 2002, and was Acting Chief Executive Officer between 2001 and 2002.

Mr. Gillin holds a Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst.

Mr. Gillin is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

Principal Occupation, Business or Employment(1)

Director

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(15)	n/a	n/a	Dundee Precious Metals Inc. (TSX) (Health, Safety and Environment Committee; Compensation Committee – Chair; Hedging Committee – Chair)	2009

Audit Committee(17)	n/a	n/a	Sherritt International Corp. (TSX) (Audit Committee, Human Resources Committee, Nominating and Corporate Governance Committee)	2010

Compensation and Benefits Committee(18)	n/a	n/a	Silver Wheaton Corporation (TSX; NYSE) (Audit Committee, Human Resources Committee)	2004

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	n/a

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Warren Goodman

London, United Kingdom

Age: 60

Director Since: Nominee

Director Status:

Non-Independent (Rio Tinto)

Areas of Experience:

Board

Legal

Mining Industry

Project Development

Mergers & Acquisitions

Since June 2008, Warren Goodman has served as General Counsel, Business Development at Rio Tinto. In April 2010, lead responsibility for Rio Tinto’s Europe, Middle East and Africa legal team was added to Mr. Goodman’s role and he has served as General Counsel, Corporate-Europe and Business Development since that time. Between May 2007 and June 2008, Mr. Goodman held the position of General Counsel, Strategic Projects at Rio Tinto Alcan Inc. Prior to joining Rio Tinto, Mr. Goodman was a partner at a leading Canadian law firm practicing in the areas of mergers & acquisitions, project finance and corporate and commercial law.

Mr. Goodman has a Bachelor of Commerce degree from Concordia University and holds both a Bachelor of Civil Law degree and a Bachelor of Laws degree from McGill University.

Mr. Goodman is a member of the Quebec Bar Association, the Canadian Bar Association and the American Bar Association.

Principal Occupation, Business or Employment(1)

General Counsel, Corporate–Europe and Business Development, Rio Tinto (April 2010 – present)

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
n/a	n/a	n/a	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held: n/a(5)

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Andrew Harding

Henley-on-Thames, United Kingdom

Age: 45

Director:

November 2009 to July 2010 and since February 2011

Director Status:

Non-Independent

(Rio Tinto)

Areas of Experience:

Chief Executive Officer/Board

Mining Industry

Financially Literate

Project Development

Managing/Leading Growth

Andrew Harding was a Director from November 2009 until his resignation in July 2010. He was reappointed as a Director in February 2011. Mr. Harding was appointed as Chief Executive of Rio Tinto’s Global Copper Product Group on November 1, 2009 and is based in London, England. Prior to his current position, Mr. Harding was President and Chief Executive Officer at Rio Tinto’s Kennecott Utah Copper in Salt Lake City.

Mr. Harding has also previously served as Global Practice Leader for Mining in Rio Tinto’s Technology and Innovation Group where he focused on leading performance improvement initiatives, and he has held a variety of operations positions throughout his career in Rio Tinto’s iron ore, energy and aluminum businesses in Australia. Mr. Harding has been with Rio Tinto for 18 years.

Mr. Harding holds a MBA from Deakin University in Australia and a Bachelor of Mining Engineering degree from University of New South Wales in Australia.

Mr. Harding is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Chief Executive, Rio Tinto Global Copper Product Group

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(22)	8 of 8	100%	n/a	n/a

Nominating and Corporate Governance Committee(19)	n/a	n/a

Safety, Health and Environment Committee	1 of 3	33%

Non-Management Directors	1 of 1	100%

Total:	10 of 12	83%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	Nil	Nil

Options Held: n/a(5)

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	Nil	Nil	Nil

Isabelle Hudon

Montreal, Quebec, Canada

Age: 45

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Chief Executive Officer

Board

Public Affairs

Compensation

Managing/Leading Growth

Isabelle Hudon was appointed to the Board of Directors in May 2012. Ms. Hudon is the President of Sun Life Financial Quebec and has held this position since August 2010. In this capacity, Ms. Hudon is responsible for overseeing all of Sun Life Quebec’s activities which support the company’s corporate strategy and growth. Prior to joining Sun Life, Ms. Hudon served as the President of Markatel, an advertising agency in Montreal, between November 2008 and August 2010. Additionally, Ms. Hudon was President and Chief Executive Officer of the Board of Trade of Metropolitan Montreal between 2004 and 2008.

Ms. Hudon chairs the board of directors of the Université du Québec à Montréal and of the Collectif de festivals montréalais. She is also a board member of Hydro-Québec, Aéroports de Montréal, Holt Renfrew Canada, and the Institute for Research on Public Policy.

Ms. Hudon has won a number of awards, among them being named one of the 40 most successful Canadians under the age of 40 (Canada’s Top 40 under 40) in 2005 and being recognized in 2006 as one of the 100 most influential women in Canada (Canada’s Most Powerful Women: Top 100). She was also recently named “2011 Business Woman of the Year” by Consumer Choice Award.

Ms. Hudon has a Diploma of Collegial Studies from Valleyfield College, undertook economic science studies at the Université de Montréal and undertook business administration studies at the University of Ottawa.

Principal Occupation, Business or Employment(1)

President, Sun Life Financial Quebec (August 2010 – present)

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(15)	n/a	n/a	n/a	n/a

Compensation and Benefits Committee(18)	n/a	n/a

Nominating and Corporate Governance Committee(19)	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	n/a

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Dr. David Klingner

Toorak, Melbourne, Australia

Age: 68

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Board

Exploration

Mining Industry

Project Development

Dr. David Klingner was appointed as Chairman of the Board of Directors in May 2012. Dr. Klingner is also the Chairman of the board of directors of Energy Resources of Australia Ltd., a uranium mining company, and Codan Limited, an electronic goods manufacturer. He also serves as an advisory director for Pacific Road Capital Management, a private equity fund. Dr. Klingner was a senior geologist and executive with the Rio Tinto Group of Companies for 38 years and held the position of Head of Exploration from 1997 to 2004. During this time, Dr. Klingner was responsible for the world-wide exploration efforts of the Rio Tinto Group and has led the development of a number of mining projects around the globe. Additionally, during his time with Rio Tinto, Dr. Klingner was a member of Rio Tinto’s Executive Committee and served as Managing Director of Kaltim Prima Coal, where he led the development of their major export coal mine.

Dr. Klingner has a Bachelor of Science degree in Geology from the University of Queensland and a PhD from the University of Melbourne.

Dr. Klingner is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Prospectors and Developers Association of Canada.

Principal Occupation, Business or Employment(1)

Chair/Director

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors – Chairman(15)(16)	n/a	n/a	Energy Resources of Australia Ltd. (ASX) (Audit Committee, Remuneration Committee)	2004

Nominating and Corporate Governance Committee –Chair(19)	n/a	n/a	Codan Limited (ASX)	2004

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Daniel Larsen

Buckinghamshire, United Kingdom

Age: 53

Director Since: July 2011

Director Status:

Non-Independent (Rio Tinto)

Areas of Experience:

Mining Industry

Governance

Finance

Daniel Larsen was appointed to the Board of Directors in July 2011. Mr. Larsen has over 25 years experience in the mining industry. He has been based in London, England, as Group Controller and Global Head of Planning and Reporting for Rio Tinto plc since October 2005. He is also a director of Rio Tinto International Holdings Limited and is a member of several Rio Tinto governance and management committees. Mr. Larsen has held a number of senior financial positions with Rio Tinto, including international assignments in Australia, Canada and England. Before joining Rio Tinto in 1992, Mr. Larsen was a senior manager with Ernst & Young’s mining practice.

Mr. Larsen holds a Bachelor of Science degree in Accounting from the University of Utah and is a Certified Public Accountant. He is also a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

Group Controller and Global Head of Planning and Reporting, Rio Tinto plc (October 2005 – present)

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(23)	4 of 4	100%	n/a	n/a

Non-Management Directors	1 of 1	100%

Total:	5 of 5	100%

Common Shares Beneficially Owned, Controlled or Directed(1)(2)

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held: n/a(5)

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Value of Corporation’s Equity at Risk

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Livia Mahler

Vancouver, British Columbia, Canada

Age: 53

Director Since:

March 2009 to April 2012 and since May 2012

Director Status:

Independent(3)

Areas of Experience:

Board

Finance

Public Company

Financially Literate

Public Capital Markets

Finance and International Business

Livia Mahler was a Director from March 2009 until her resignation in connection with the MOA in April 2012. Ms. Mahler was re-appointed to the Board in May 2012. Since 2010, Ms. Mahler has held the position of President and Chief Executive Officer of Computational Geosciences Inc., a company that provides technological solutions to maximize the value of geophysical exploration surveys. Additionally, Ms. Mahler is a partner and co-founder of Greenstone Venture Partners, a venture capital fund targeting private early-stage technology companies in the area of information technologies. Mr. Mahler is also the current Lead Director of Bennett Environmental Inc., where she also sits on the Compensation and Corporate Governance Committees.

Ms. Mahler holds a Bachelor of Science degree from the Hebrew University of Jerusalem and an MBA from the University of British Columbia. Ms. Mahler is a member of the Canadian Venture Capital Association, Institutional Investors Committee. Ms. Mahler also sits on the Advisory Board of the Maurice Young Entrepreneurship and Venture Capital Research Centre at the University of British Columbia’s Sauder School of Business.

Ms. Mahler is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)

President and Chief Executive Officer, Computational Geosciences Inc. (December 2010 – present); partner and co-founder, Greenstone Venture Partners (February 2000 – present).

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(10)	8 of 9	89%	Bennett Environmental Inc. (TSX) (Compensation Committee, Corporate Governance Committee)	2011

Audit Committee(10)	4 of 4	100%

Compensation & Benefits Committee(10)	8 of 8	100%

Independent Directors	5 of 5	100%

Non-Management Directors	1 of 1	100%

Total:	26 of 27	96%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	Nil	Nil

Options Held:

Date Granted	Expiry Date	Number Granted(14)	Vested & Unexercised/ Unvested(11)	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
May 10, 2011	May 10, 2018	30,000	30,000/Nil	C$	23.86	30,000		Nil
May 7, 2010	May 7, 2017	57,463	57,463/Nil	C$	15.25	57,463		Nil
May 8, 2009	May 8, 2016	57,463	57,563/Nil	C$	8.20	57,463	C$	98,836
						Total:	C$	98,836

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)		Total
2012	Nil	C$	98,836	C$	98,836
2011	Nil	C$	1,737,106	C$	1,737,106

Peter G. Meredith

Vancouver, British Columbia, Canada

Age: 68

Director Since: 2005

Director Status:

Non-Independent(3)(25)

Areas of Experience:

Chief Executive Officer/Board Finance

Mining Industry

Financially Literate

Public Capital Markets

Peter Meredith has been a Director since March 2005. Mr. Meredith was the Corporation’s Deputy Chairman from May 2006 to April 2012, during which time he oversaw the Corporation’s business development and corporate relations. Mr. Meredith was the Corporation’s Chief Financial Officer from June 1999 to November 2001 and from May 2004 to May 2006. He was the Chief Executive Officer of SouthGobi Resources Ltd. from June 2007 until October 2009, at which time he was appointed Chairman of SouthGobi. Prior to joining the Corporation, Mr. Meredith spent 31 years with Deloitte & Touche LLP, Chartered Accountants, and retired as a partner in 1996. Mr. Meredith is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Corporate Directors.

Mr. Meredith was also a member of the Corporation’s Executive Committee since its formation in March 2005 to its dissolution in April 2012.

Principal Occupation, Business or Employment(1)

Chairman, SouthGobi Resources Ltd. (October 2009 – present); Deputy Chairman of the Corporation (May 2006 – April 2012)

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors	9 of 9	100%	Ivanhoe Energy Inc. (TSX; NASDAQ) (Executive Committee)	2007

Safety, Health and Environment(20)	n/a	n/a	SouthGobi Resources Ltd. (TSX; HKSE)	2003

Total:	9 of 9	100%	Entrée Gold Inc. (TSX; AMEX) (Audit Committee – Chair) Great Canadian Gaming Corporation (TSX) (Compensation Committee –Chair; Audit, Risk & Finance Committee)	2002 2000

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)		Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	30,000	(12)	C$	297,600
	2011	80,500		C$	2,160,620
Ivanhoe Australia Limited	2012	500,000		A$	340,000
	2011	375,000		A$	1,286,250

Options Held:

Date Granted	Expiry Date	Number Granted(14)	Vested & Unexercised/ Unvested(12)	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
Nov. 16, 2011	Nov. 16, 2016	350,000	350,000/Nil	C$	21.44	350,000		Nil
Jan. 29, 2011	Jan. 29, 2018	220,000	220,000/Nil	C$	27.83	220,000		Nil
Oct. 9, 2009	Oct. 9, 2016	287,316	287,316/Nil	C$	13.76	287,316		Nil
Jul. 23, 2009	Jul. 23, 2016	229,853	229,853/Nil	C$	8.77	229,853	C$	264,331
May 8, 2009	May 8, 2016	844,561	215,488/Nil	C$	8.20	215,488	C$	370,639
Nov. 13, 2008	Nov. 13, 2015	459,555	120,673/Nil	C$	2.82	120,673	C$	856,778
Sep. 22, 2008	Sep. 22, 2013	277,987	135,487/Nil	C$	8.35	135,487	C$	212,715
Mar. 27, 2006	Mar. 27, 2013	459,707	459,707/Nil	C$	9.73	459,707	C$	87,344
						Total:	C$	1,791,807

Options Held in Publicly Traded Subsidiaries of the Corporation:

Name of Affiliate	Date Granted	Expiry Date	Number Granted(14)	Vested & Unexercised/ Unvested(12)	Exercise Price(7)		Total Unexercised	Value of Unexercised Options(8)
SouthGobi Resources Ltd.	Mar. 21, 2012	Mar. 21, 2017	30,000	30,000/Nil	C$	6.16	30,000		Nil
SouthGobi Resources Ltd.	Aug. 15, 2011	Aug. 15, 2016	60,000	60,000/Nil	C$	9.43	60,000		Nil
SouthGobi Resources Ltd.	Aug. 13, 2010	Aug. 13, 2015	100,000	100,000/Nil	C$	12.58	100,000		Nil
SouthGobi Resources Ltd.	Aug. 5, 2009	Aug. 5, 2014	75,000	75,000/Nil	C$	12.99	75,000		Nil
SouthGobi Resources Ltd.	Nov. 27, 2008	Nov. 27, 2013	75,000	75,000/ Nil	C$	5.10	75,000	C$	39,000
SouthGobi Resources Ltd.	Aug. 27, 2008	Aug. 27, 2013	100,000	100,000/Nil	C$	15.07	100,000		Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)		Unexercised Options(9)		Total
2012	C$	297,600	C$	1,791,807	C$	2,089,408
2011	C$	2,160,620	C$	40,647,947	C$	42,808,567

Kay Priestly

Utah, United States

Age: 56

Director Since: 2011

Director Status:

Management

Areas of Experience:

Finance

Banking

Governance

Compensation Mining Industry Financially Literate

Public Capital Markets

Kay Priestly is the Chief Executive Officer of the Corporation. Ms. Priestly has been a Director since February 2011. Ms. Priestly was previously a senior executive with Rio Tinto where she served as Chief Financial Officer of Rio Tinto’s global Copper product group from November 2008 to May 2012. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations.

Before joining Rio Tinto, Ms. Priestly served as Vice President, Risk Management and General Auditor for Entergy Corporation. She previously spent over 25 years with global professional services firm Arthur Andersen, where she provided tax and consulting services to companies in the energy and mining sectors with worldwide operations. She held various leadership positions while at Andersen, including serving on Andersen’s global executive team and global energy team. Ms. Priestly previously served as a director of Palabora Mining Company Limited.

Ms. Priestly holds a Bachelor of Science degree in Accounting , summa cum laude, from Louisiana State University. She is also a member of the Institute of Corporate Directors and was a Certified Public Accountant and a member of the American Institute of Certified Public Accountants for over 25 years.

Principal Occupation, Business or Employment(1)

Chief Executive Officer of the Corporation (May 2012 – present); Interim Chief Executive Officer of the Corporation (April 2012 – May 2012); Chief Financial Officer of Rio Tinto Copper (November 2008 to May 2012)

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
Board of Directors(22)	6 of 8	75%	Stone Energy Corporation (NYSE) (Audit Committee – Chair; Nominating and Governance Committee; Reserves Committee)	2006

Safety, Health and Environment Committee(20)	n/a	n/a

Non-Management Directors(21)	1 of 1	100%

Total:	7 of 9	78%

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	Nil	Nil

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	Nil	Nil	Nil

Russel C. Robertson

Toronto, Ontario, Canada

Age: 64

Director Since: Nominee

Director Status:

Independent

Areas of Experience:

Accounting

Banking

Since March 2011, Russel Robertson has served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, Mr. Robertson has been responsible for overseeing the integration of BMO’s recently purchased Marshall & Iisley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to his current role at BMO, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, Mr. Robertson spent over 35 years as a Chartered Accountant. In this capacity, Mr. Robertson held various senior positions with a number of major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Ivey School of Business at the University of Western Ontario, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants (Ontario).

Principal Occupation, Business or Employment(1)

Executive Vice-President, Business Integration, BMO Financial Group (March 2011 – present), Chief Financial Officer, BMO Financial Group and Vice-Chair, BMO Financial Corp. (March 2008 – March 2011), Vice Chair, Deloitte & Touche LLP (Canada) (April 2007 – March 2008).

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
n/a	n/a	n/a	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Additional Director Appointees

The MOA between the Corporation and Rio Tinto provides that the Board will consist of 13 Directors, that a majority of Directors are to be independent (as further described in “Nomination Rights” on page 24 of this Management Proxy Circular) and that Robert Friedland will be entitled to nominate two nominees for election as Directors. Pursuant thereto, management has nominated nine of the 11 nominees for election at the Meeting and Mr. Friedland has nominated two.

Management has also proposed Charles Lenegan and Jeffery D. Tygesen for appointment as Directors. Mr. Tygesen is a non-independent nominee as a result of his position as an executive officer within the Rio Tinto Group. Mr Lenegan, formerly an executive officer within the Rio Tinto Group, retired from Rio Tinto Alcan on June 30, 2009 and has had no engagement with the Rio Tinto Group since that time. However, because Mr. Lenegan received retirement benefits from Rio Tinto in excess of Cdn $75,000 on July 23, 2009, he is deemed to have a material relationship with Rio Tinto until the third anniversary of such payment under the applicable provisions of National Instrument 52-110, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board has reviewed Mr. Lenegan’s independence and has concluded that, save for the above payment, he is in all other respects independent, and does not otherwise have a direct or indirect material relationship with Rio Tinto or the Corporation and will meet the qualifications for appointment as an independent director of the Corporation on July 24, 2012.

Accordingly, in order to ensure that the provisions of the MOA requiring a majority of independent Directors are not breached, it is proposed that the appointments of Charles Lenegan and Jeffery D. Tygesen (together, the “Additional Director Appointees”) as the final two Directors to complete the Board of 13 as prescribed under the MOA be deferred. Section 107(4) of the YBCA and the Corporation’s Articles permit the Board to appoint one or more additional Directors to serve until the next annual general meeting provided such additional number of Directors does not exceed one third of the number of Directors who held office at the expiration of the last annual general meeting of the Corporation. Accordingly, it is proposed that the Additional Director Appointees will be appointed as Directors at the first meeting of the Board held after July 24, 2012.

The following tables set out information with respect to each of the Additional Director Appointees, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, their principal occupation, business or employment, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at May 24, 2012, and the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at May 24, 2012.

Charles Lenegan

Perth, Australia

Age: 61

Director Since: Nominee

Director Status:

Independent(24)

Areas of Experience:

Board

Board

Mining Industry

Governance

Financially Literate

Managing/Leading Growth

Corporate Functions

Resource Project Development International

Since 2010, Charles Lenegan has served as a non-executive director of Oz Minerals Limited, an Australian copper-gold exploration and development company, and as non-executive Chairman of Rey Resources Limited, an Australian resource exploration and development company. Prior thereto, Mr. Lenegan spent 28 years with the Rio Tinto Group and its predecessor corporations, where he held various senior management positions, including Vice President Business Development, Middle East and Africa, Rio Tinto Alcan (January 2008 to June 2009), Managing Director, Rio Tinto Australia (February 2004 to January 2008), and President Director, Kelian Equatorial Mining (January 2001 to January 2004.). Mr. Lenegan is also a former Chairman of the Minerals Council of Australia, former President of AMMA (Australia Mines and Metals Association Australia) and a former board member of the Business Council of Australia. Mr. Lenegan began his career as a Chartered Accountant and worked in Zimbabwe, the United Kingdom and the United Arab Emirates before migrating to Australia in 1980.

Mr. Lenegan holds a Bachelor of Science degree in Economics from the University of London.

Principal Occupation, Business or Employment(1)

Director

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
n/a	n/a	n/a	Oz Minerals Limited (ASX) (Audit Committee; Nomination and Board Governance Committee)	2010

			Rey Resources Limited (ASX) (Remuneration Committee – Chair; Sustainability Committee – Interim Chair and Audit Committee)	2010

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held:

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	Nil	n/a	n/a	Nil	Nil
					Total:	Nil

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

Jeffery D. Tygesen

Sandy, Utah, United States

Age: 54

Director Since: Nominee

Director Status:

Non-independent (Rio Tinto)

Areas of Experience:

Engineering

Mining Industry

Managing/Leading Growth

Since December 2009, Mr. Tygesen has served as Vice-President, Copper Development at Rio Tinto. In this capacity, Mr. Tygesen has been responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. Mr. Tygesen has spent over 30 years with Rio Tinto, and has held such other positions as Mining Executive, Rio Tinto Copper; Regional General Manager, Rio Tinto Technology & Innovation; Manager, Long Term & Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences).

Mr. Tygesen is a member of the Society of Mining Engineering.

Principal Occupation, Business or Employment(1)

Vice-President, Copper Development, Rio Tinto Copper (April 2011—present); Mining Executive, Rio Tinto Copper (December 2009 – March 2011); Regional General Manager, Rio Tinto Technology & Innovation (April 2007 – November 2009).

	2011		Other Public Company Board Membership(13):
Board/Committee Membership:	Attendance:		Company:	Since:
n/a	n/a	n/a	n/a	n/a

Common Shares Beneficially Owned, Controlled or Directed(1)(2):

Company Name	Year	Common Shares(4)	Total Market Value of Common Shares(6)
Ivanhoe Mines Ltd.	2012	Nil	Nil
	2011	n/a	n/a

Options Held: n/a(5)

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price(7)	Total Unexercised	Value of Unexercised Options(8)
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Value of Corporation’s Equity at Risk:

Year	Common Shares(4)	Unexercised Options(9)	Total
2012	Nil	Nil	Nil
2011	n/a	n/a	n/a

NOTES:

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Nominated pursuant to Robert Friedland’s contractual nomination rights. See “Nomination Rights” on page 24 of this Management Proxy Circular.

(4)	“Common Shares” refers to the number of Common Shares or, where applicable, ordinary shares of Ivanhoe Australia Limited (“Ivanhoe Australia”), beneficially owned, controlled or directed by the nominee as of May 24, 2012 and March 25, 2011, respectively.

(5)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto are not permitted to receive options to purchase Common Shares.

(6)	The “Total Market Value of Common Shares” is calculated, (i) in the case of Common Shares, by multiplying the closing price of the Common Shares on the TSX on May 24, 2012 (C$9.92) and March 25, 2011 (C$26.84), respectively, by the number of Common Shares held by the nominee as at May 24, 2012 and March 25, 2011, respectively; and (ii) in the case of ordinary shares of Ivanhoe Australia, by multiplying the closing price of the ordinary shares of Ivanhoe Australia on the Australian Securities Exchange (“ASX”) on May 24, 2012 (A$0.68) and March 25, 2011 (A$3.43), respectively, by the number of ordinary shares of Ivanhoe Australia held by the nominee as at May 24, 2012 and March 25, 2011, respectively.

(7)	The “Exercise Price” is the Fair Market Value on the date of approval by the Board of Directors, pursuant to the Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”).

(8)	In the case of options to acquire Common Shares and options to acquire common shares of the Corporation and the Corporation’s subsidiary, SouthGobi Resources Ltd. (“SouthGobi”), “Value of Unexercised Options” is calculated on the basis of, (i) in the case of the Corporation, the difference between the closing price of the Common Shares on the TSX on May 24, 2012 (C$5.62) and the Exercise Price of the options, multiplied by the number of unexercised options on May 24, 2012, and (ii) in the case of SouthGobi, the difference between the closing price of the SouthGobi shares on the TSX on May 24, 2012 (C$5.62) and the Exercise Price of the options, multiplied by the number of unexercised options on May 24, 2012.

(9)	In the case of options to acquire Common Shares, the value of “Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on May 24, 2012 (C$9.92) and March 25, 2011 (C$26.84), respectively, and the Exercise Price of the options, multiplied by the number of unexercised options on May 24, 2012 and March 25, 2011, respectively.

(10)	Pursuant to the MOA, Ms. Mahler resigned from the Board of Directors effective April 17, 2012. In connection with her resignation, Ms. Mahler also resigned from the Audit Committee and the Compensation and Benefits Committee effective April 17, 2012. Under the terms of the MOA, Robert Friedland has the right to nominate two Directors and had previously nominated Peter Meredith and David Huberman as his appointees to the Board of Directors. Following Mr. Huberman’s resignation on May 7, 2012, Mr. Friedland nominated Ms. Mahler as his new nominee and Ms. Mahler was reappointed to the Board of Directors and the Audit Committee effective May 9, 2012. She was subsequently reappointed to the Compensation and Benefits Committee effective May 10, 2012. For more information on Mr. Friedland’s nomination rights, see “Nomination Rights” on page 24 of this Management Proxy Circular.

(11)	All of Ms. Mahler’s previously unvested options vested pursuant to the acceleration provisions in the Equity Incentive Plan, which were triggered as a result of her resignation in connection with the MOA; however pending the approval of the Withheld Benefits (as defined herein), 30,000 options to purchase Common Shares are not presently exercisable. For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives” on page 51 of this Management Proxy Circular and “Compensation of Directors – Withholding of Certain Termination Benefits in favour of Former Directors” on page 59 of this Management Proxy Circular.

(12)	All of Mr. Meredith’s previously unvested bonus shares and options vested pursuant to the acceleration provisions in the Equity Incentive Plan, which were triggered in connection with the MOA and the Mutual Release dated April 17, 2012 between Peter Meredith, the Corporation and RTIH; however pending the approval of the Withheld Benefits (as defined herein), (i) 62,500 bonus shares have not yet been issued; and (ii) 1,181,575 options to purchase Common Shares and 115,500 options to purchase common shares of SouthGobi are not presently exercisable. For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives on page 51 of this Management Proxy Circular.

(13)	There are no interlocking directorships that exist within management’s Director nominees or the Additional Director Appointees.

(14)	All incentive stock options issued to the Corporation’s directors, employees and service providers prior to December 31, 2010 (the “2011 Rights Offering Record Date”), the record date of the Corporation’s rights offering transaction which was completed February 2, 2011 (the “2011 Rights Offering”), and outstanding as of the 2011 Rights Offering Record Date, have been adjusted to ensure that holders of such options retain an equivalent share capital entitlement underlying their options after the completion of the 2011 Rights Offering as such holders enjoyed prior to the 2011 Rights Offering and the resulting dilutive issuance of Common Shares under the 2011 Rights Offering.

(15)	Ms. Gardiner, Mr. Gillin, Ms. Hudon and Dr. Klingner were appointed to the Board effective May 7, 2012.

(16)	Dr. Klingner was appointed Chairman of the Board effective May 10, 2012.

(17)	Ms. Gardiner and Mr. Gillin were appointed to the Audit Committee effective May 9, 2012.

(18)	Mr. Gillin and Ms. Hudon were appointed to the Compensation and Benefits Committee effective May 10, 2012.

(19)	Mr. Harding was appointed to the Nominating and Corporate Governance Committee effective April 17, 2012. Ms. Gardiner, Ms. Hudon and Dr. Klingner were appointed to the Nominating and Corporate Governance Committee effective May 10, 2012.

(20)	Mr. Meredith and Ms. Priestly were appointed to the Safety, Health and Environment Committee effective May 10, 2012.

(21)	Pursuant to the MOA, Ms. Priestly was appointed interim Chief Executive Officer of the Corporation effective April 17, 2012 and ceased to be a non-management Director as of such date. She was subsequently appointed Chief Executive Officer effective May 1, 2012.

(22)	Mr. Harding and Ms. Priestly were appointed to the Board effective February 8, 2011. During 2011, the Board held eight meetings after such date.

(23)	Mr. Larsen was appointed to the Board effective July 8, 2011. During 2011, the Board held four meetings after such date.

(24)	The Corporation has determined that Mr. Lenegan will qualify as an independent Director effective July 24 2012. For more information see “Election of Directors – Additional Director Appointees” on page 19 of this Management Proxy Circular.

(25)	The Corporation has determined that Mr. Meredith is a “non-independent” Director nominee by virtue of being a former senior officer of the Corporation and/or one or more of its subsidiaries and a former member of management within the last three years.

Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last 10 years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Mr. R. Peter Gillin, a Director, was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”), from October 2003 to September 2008, a company that filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties, including the Jericho diamond mine, to Shear Minerals Ltd., and the monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

Interlocking Directorships

There are no interlocking directorships that exist among management’s (11) Director nominees or the Additional Director Appointees as at May 24, 2012.

Retirement Policy

At present, the Corporation has no formal retirement policy for its Directors.

Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board and the Committees held during the year ended December 31, 2011: 1

Board of Directors	9
Compensation and Benefits Committee	8
Audit Committee	4
Nominating and Corporate Governance Committee	4
Safety, Health and Environment Committee	3
Executive Committee[2]	0

The number of meetings above is inclusive of a total of four meetings of the Board of Directors and two meetings of the Compensation and Benefits Committee held by teleconference. In addition, there were six resolutions passed in writing by the Board and two by the Compensation and Benefits Committee in 2011. No resolutions in writing were passed by the Audit, the Nominating and Corporate Governance, the Safety, Health and Environment or the Executive Committees in 2011. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

NOMINATION RIGHTS

Rio Tinto owns a majority of the Common Shares and can exercise its voting power to elect all of the members of the Board subject only to the agreed limitations in the MOA (the terms of which supersede the limitations in the HOA). The MOA effectively limits Rio Tinto’s ability to elect more than nine Directors (on a Board of 11) or 11 Directors (on a Board of 13) by providing that until the earlier of: (a) January 18, 2014; and (b) the date the Corporation ceases to be a “reporting issuer” or its equivalent under the securities laws of any province or territory of Canada:

(i)	Robert Friedland may, conditional upon him continuing to own at least 10% of the outstanding Common Shares, select two Directors who were Directors on April 16, 2012 (such potential nominee Directors, the “RMF Nominees”) and Rio Tinto will exercise its voting power for the election of the RMF Nominees from time to time. Such RMF Nominees (1) must include one independent Director, (2) cannot include Robert Friedland and (3) must be acceptable to Rio Tinto;

(ii)	subject to the foregoing condition, if an RMF Nominee resigns as, or ceases to be, a Director, Robert Friedland shall have the right to select a replacement Director from among the remaining RMF Nominees or, if there are no remaining RMF Nominees who are able and willing to be a Director at such time, select any other qualified individual who is an independent Director and acceptable to Rio Tinto and the Board, to fill any such vacancy and the Board shall take all necessary steps to appoint such RMF Nominee or individual, as the case may be, as a Director; and

(iii)	a majority of the Directors will be independent Directors, as determined in accordance with the criteria established for independence under the Private Placement Agreement dated October 18, 2006 between the Corporation and RTIH, as amended (the “PPA”).

[1]	In addition to meetings of the Board and the Committees, the Independent Directors held five meetings and the Non-Management Directors held one meeting during the year ended December 31, 2011.
[2]	As part of the MOA, the Executive Committee was dissolved in April 2012.

APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, B.C. (“PwC”) as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the Directors to fix their remuneration and the terms of their engagement.

Deloitte & Touche LLP, Chartered Accountants, Vancouver, B.C. (“Deloitte”) were appointed as auditors of the Corporation in January 1995. The Corporation accepted the resignation of Deloitte as auditors of the Corporation effective April 2, 2012. The Corporation has appointed PwC as Deloitte’s successor auditors. The appointment of PwC must be approved by ordinary resolution at the Meeting.

In accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), a copy of the Corporation’s “Reporting Package”, which includes a Notice of Change of Auditor (the “Notice”) and letters from Deloitte and PwC indicating their agreement with the information contained in the Notice, is attached to this Management Proxy Circular as Schedule “B”.

To be approved, the resolution requires the affirmative vote of a majority of the votes cast on the resolution. Proxies received in favour of management will be voted in favour of the appointment of PwC as auditors of the Corporation to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the auditors’ remuneration and terms of engagement, unless the shareholder has specified in a proxy that his, her or its Common Shares are to be withheld from voting in respect thereof.

Audit Services

Fees billed by Deloitte and its affiliates during fiscal 2011 and fiscal 2010 were approximately C$2,940,000 and C$2,181,000, respectively. The aggregate fees billed by the auditors in fiscal 2011 and fiscal 2010 are detailed below.

(Canadian $ in 000’s)	2011	2010
Audit Fees (a)	$1,203	$954

Audit Related Fees (b)	$771	$1,156

Tax Fees (c)	$143	$71

Other Fees (d)	$823	—

Total	$2,940	$2,181

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2011 and 2010 consist of:

•	audit of the Corporation’s annual statutory financial statements; and

•	audit of its subsidiaries’ (SouthGobi and Ivanhoe Australia) annual statutory financial statements.

In addition, in 2011 and 2010, fees were paid for services provided in connection with reviews pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2011 and 2010 consisted of:

•	translation services;

•	financial accounting and reporting consultations;

•	reviews of the Corporation’s interim financial statements;

•	reviews of its subsidiaries’ (SouthGobi and Ivanhoe Australia) interim financial statements; and

•	comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”), Canadian and other securities regulatory authorities’ matters.

(c)	Fees for tax services provided during fiscal 2011 and 2010 consisted of income tax compliance and tax planning and advice relating to transactions and proposed transactions of the Corporation and its subsidiaries.

(d)	Fees for other services provided during fiscal 2011 related to human capital advisory services to a subsidiary of the Corporation.

Pre-Approval Policies and Procedures

All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimis non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service are reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditors relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or the Designated Member.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Management Proxy Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Prior to the MOA, the Corporation was a party to cost sharing agreements with other companies in which the Corporation’s significant shareholder and former Chief Executive Officer, Robert Friedland, has a material direct or indirect beneficial interest. Through these agreements, the Corporation shared, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore and London, and an aircraft. The Corporation also shared the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2011, the Corporation’s share of these costs was US$23.1 million (2010—US$21.3 million and 2009 – US$15.8 million) The companies with which the Corporation was a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, as at December 31, 2011, are as follows:

Company Name	Robert Friedland Ownership Interest
Ivanhoe Energy Inc.	14.30%
Ivanhoe Capital Corporation	100%
Ivanplats Limited (formerly Ivanhoe Nickel & Platinum Ltd.)	35.47%
SouthGobi Resources Ltd.	— (1)
I-Pulse Inc.	33.38%
GoviEx Uranium Inc.	Nil

(1)	As at December 31, 2011, Mr. Friedland owned 13.71% of the Common Shares of the Corporation, which owned 57.79% of the common shares of SouthGobi (57.68% as of May 24, 2012).

Concurrent with the execution of the MOA, on April 17, 2012, the Corporation and certain entities controlled by Mr. Friedland entered into a series of agreements (the “Cost Sharing Termination Agreements”) providing for the termination of cost sharing arrangements for the use of office space, furnishings, equipment and communications facilities in London, Singapore and Beijing, for the provision of aircraft services and for the cost of employing administrative and non-executive management personnel, in consideration for the payment by the Corporation to those entities of the aggregate amount of US$19,350,000, as full and final settlement and payment of (i) the Corporation and its subsidiaries’ percentage share (based on historical usage of the shared assets) of estimated costs and expenses to such entities of terminating the cost-sharing arrangements, and (ii) the settlement of all other claims, accruals or amounts owing by or to the Corporation or any of its subsidiaries to such entities in respect of the cost-sharing arrangements, including outstanding invoices and accruals thereunder. It was agreed that cost-sharing arrangements for the sharing of offices and staff, furnishings, equipment and communications facilities in Vancouver will continue, on a transitional and modified basis, until October 31, 2013.

Rio Tinto is the Corporation’s largest shareholder, beneficially holding as of May 24, 2012, 50.90% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, Rio Tinto has been a party to a series of transactions that have materially affected, or could materially affect, the Corporation. During the year ended December 31, 2011, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Project on a cost-recovery basis which amounted to US$110.2 million (2010 – US$23.8 million and 2009 – US$8.6 million).

MANAGEMENT CONTRACTS

Management functions of the Corporation or its subsidiaries are not performed by a person or persons other than the directors or senior officers of the Corporation or its subsidiaries.

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each person who served as the Corporation’s Chief Executive Officer or Chief Financial Officer during the 2011 fiscal year, and each of the three most highly compensated executive officers of the Corporation and its subsidiaries whose annual aggregate compensation for the 2011 fiscal year exceeded Cdn$150,000 (collectively the “Named Executive Officers” or “NEOs”).

Compensation Discussion and Analysis

Executive Summary

•

The purpose of the Corporation’s compensation program for senior executives is to link compensation levels to performance, provide incentives to attract, motivate and retain qualified and experienced executives, to align the interests of senior executives with shareholders, to encourage and reward high performance, and to provide fair, transparent and defensible compensation.

•	The Board, through its Compensation and Benefits Committee (the “Compensation Committee”) is committed to the transparent presentation of its compensation program.

•	The three principal elements that make up the compensation program are: base salary, performance bonus and long term incentives.

•

Direct compensation levels for NEOs for 2011 were targeted at the 75th percentile of market for the three most senior positions (Chief Executive Officer, Deputy Chairman and President) and at between the median and 75th percentile for Chief Financial Officer and the Executive Vice President. This Compensation philosophy is a target only, with flexibility to provide compensation at a higher or lower percentile.

•

Compensation decisions for bonus and long term incentives awarded to NEOs for 2011 performance were made on a subjective discretionary assessment by the Compensation Committee and the Board based on the NEO’s respective contributions and corporate achievements during 2011. In making these decisions, considerable weight was given by the Compensation Committee and the Board to the small size of the Corporation’s executive team handling multiple important functions and to the importance of retaining these executives at a significant time in the Corporation’s development.

In 2011 the NEOs were:

•	Robert Friedland Former Chief Executive Officer

•	John Macken Former President

•	Peter Meredith Former Deputy Chairman

•	Tony Giardini Former Chief Financial Officer

•	Steve Garcia Executive Vice President

Recent Developments Related to NEOs

Concurrent with the execution of the MOA on April 17, 2012:

(i)	Robert Friedland (Chief Executive Officer), Tony Giardini (Chief Financial Officer), John Macken (President), Sam Riggall (Executive Vice President, Business Development and Strategic Planning) and Peter Meredith (Deputy Chairman) resigned as officers of the Corporation; and

(ii)	Kay Priestly (Director) was appointed as interim Chief Executive Officer of the Corporation and Catherine Barone (Vice-President, Finance) was appointed as interim Chief Financial Officer of the Corporation.

On May 1, 2012, Kay Priestly was appointed as Chief Executive Officer and Chris Bateman was appointed as Chief Financial Officer.

Compensation Committee

The Corporation’s executive compensation program is administered by the Compensation Committee. The Compensation Committee’s responsibilities include the following:

•

Reviewing and approving corporate goals and objectives relevant to the Chief Executive Officer’s compensation, by evaluating the Chief Executive Officer’s performance and setting his compensation level;

•	Reviewing and making recommendations to the Board with respect to the adequacy and form of compensation and benefits of all executive officers and directors;

•	Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans;

•	Determining the recipients of, the nature of, and size of share compensation awards and bonuses granted from time to time; and

•	Preparing any report as may be required under applicable securities law, stock exchange, and any other regulatory requirements.

The Compensation Committee met eight times during the year. At the beginning of 2011, the Compensation Committee consisted of Messrs. David Korbin (Chair), Howard Balloch, Marc Faber and Ms. Livia Mahler, all independent Directors. Mr. Howard Balloch left the Committee in July 2011 and Mr. Robert Holland was appointed to Committee in August 2011. Messrs. David Korbin and Marc Faber and Ms. Livia Mahler left the Committee in April 2012. Messrs. Michael Gordon and David Huberman were appointed to the Committee in April 2012. Messrs. Michael Gordon, David Huberman and Robert Holland left the Committee in May 2012. Ms. Mahler was reappointed to the Committee in May 2012.

The Compensation Committee is currently made up of the following members, all of whom are independent Directors and have experience in dealing with compensation matters:

•

Mr. R. Peter Gillin was elected Chair of the Compensation Committee in May 2012. He also serves as the chair of the compensation committees of two public companies and serves on the compensation committee of another public company. Mr. Gillin has experience in establishing compensation and has attended several conferences on executive compensation and compensation committee responsibilities.

•	Ms. Isabelle Hudon serves as board chair of a Canadian public university and has broad experience in benchmarking and compensation policies and practices.

•

Ms. Livia Mahler is currently serving on the compensation committee of another public company and has experience developing and negotiating compensation packages for senior management members which included fixed salary components and performance based bonus and equity schemes.

The Compensation Committee assists the Board in fulfilling its responsibilities relating to compensation issues and human resources. The Compensation Committee endeavours to ensure that the Corporation has an executive management compensation plan that is both competitive and motivational so that it will help attract, retain and inspire performance of the Corporation’s executive management of a quality and nature that will enhance the sustainable growth and success of the Corporation.

In establishing compensation policies for senior executives, the Compensation Committee takes into consideration the recommendations of management. The Compensation Committee may seek compensation advice where appropriate from external consultants. When the Compensation Committee considers it necessary or advisable, it may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Compensation Committee on any matter within its mandate. The Compensation Committee has the sole authority to retain and terminate any such consultants or advisors. Management also engages consultants from time to time to assist in making compensation proposals for consideration by the Compensation Committee and the Board.

The Compensation Committee engaged Mercer (Canada) Limited (“Mercer”) in 2007 to assist the Compensation Committee with compensation matters and, as part of this engagement, Mercer assisted in preparing an executive compensation model for the Corporation. This model was approved by the Compensation Committee in October 2007 and was formally adopted by the Board of Directors in March 2008. Mercer also provides ongoing support to the Compensation Committee from time to time in determining compensation for the Corporation’s executive officers.

In 2011, the Compensation Committee retained Mercer to assess and report on the market competitiveness of executive compensation levels at the Corporation and to provide advice on management proposals for 2012 salary increases and awards under the Corporation’s incentive plans for 2011 performance (the “2011 Mercer Report”). During 2011, Mercer also provided advice in connection with compensation issues related to the transition of the Lead Director to the non-executive Board Chair role and in respect of director compensation levels.

Management retained Roger Gurr and Associates (“Gurr”) of Vancouver in 2010 to assist management in making compensation proposals to the Compensation Committee. In 2011 management again engaged the services of Gurr to assist them in making proposals to the Compensation Committee in respect of compensation levels (salary, bonus and value of long-term incentives) to be provided to top-level executives in 2012. In addition, Gurr was independently retained by the Compensation and Benefits Committee of the board of directors of SouthGobi during 2010 and 2011 to provide executive compensation advice for executive officers of SouthGobi.

Executive Compensation-Related Fees

Mercer received Cdn$97,335 in 2010 and Cdn$52,689 in 2011 in connection with its executive compensation advice to the Compensation Committee. Mercer’s fees of Cdn$52,689 in 2011 were comprised of Cdn$44,289 for executive compensation matters and Cdn$8,400 in respect of Board, Chair and Director compensation matters. Gurr received Cdn$68,656 in 2010 and Cdn$74,088 in 2011 in connection with its compensation advice to management, regarding executive compensation.

All Other Fees

In consideration of its services to the Compensation and Benefits Committee of SouthGobi, Gurr received Cdn$43,848 in 2010 and Cdn$48,496 in 2011.

Compensation Philosophy and Goals

The guiding principles for the Corporation’s executive compensation philosophy, each having approximately an equal level of importance, are as follows:

•	to ensure a strong link between compensation levels and performance in relation to the Corporation’s key short and long-term performance metrics;

•	to facilitate the attraction, motivation, and retention of high quality executive talent;

•	to provide fair, transparent, and defensible compensation;

•	to encourage and reward high performance; and

•	to align the Corporation’s executives’ interests with those of its shareholders.

In applying these principles during what is still the developmental period of the Corporation’s growth, the Compensation Committee maintains a degree of flexibility and subjectivity in making compensation recommendations, rather than applying structural objective compensation processes that are appropriate for a company whose major assets are in production. In light of recent corporate developments and management changes, the Compensation Committee expects to review its compensation policies for senior management during 2012 with the assistance of compensation consultants to the extent deemed advisable.

How the Compensation Committee Arrives at its Compensation Recommendations

The Compensation Committee reviews and recommends the compensation philosophy and guidelines for the Corporation which includes reviewing, for recommendation to the Board of Directors, the compensation of senior executive officers and employees, including annual salary and incentive policies and programs. The Compensation Committee bases its recommendations to the Board of Directors on its compensation philosophy and on the performance of the individual and the Corporation. The Compensation Committee seeks compensation advice from its compensation consultants to provide support to the Compensation Committee in determining compensation for the Corporation’s officers.

The Compensation Committee periodically reviews the terms of reference for the Corporation’s Chief Executive Officer and recommends any changes to the Board of Directors for approval. It reviews corporate goals and objectives with respect to the Chief Executive Officer’s compensation and leads the Chief Executive Officer review process.

In the fall of each year, the Compensation Committee reviews the total compensation of the senior executive officers, including salaries, target bonus award opportunities, target annual long-term incentive award values, other compensation elements, and other practices related to compensation. The Compensation Committee then sets each executive’s compensation target for the following year. Typically, this involves establishing his or her salary and annual bonus opportunities and granting long-term equity incentive awards. Regular salary adjustments become effective on January 1 of the following year. The Compensation Committee’s recommendations are reviewed and, if deemed appropriate, ratified by the Board.

The Compensation Committee works with the senior executives of the Corporation to evaluate their performance and set the compensation for their positions. Management presents compensation recommendations for each of the executive officers, including proposed salary adjustments, target bonus awards and long-term incentive award values. The Compensation Committee determines the appropriateness management’s proposals based on the market data and recommended framework provided by Mercer and its own evaluation of the individuals’ past and expected future performance.

Ultimately, recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer. The Compensation Committee also considers a variety of qualitative factors, including the business environment in which the Corporation operates, as well as the stage of the Corporation’s development. Thus, the compensation of its executives is not determined by any specific formula. The Compensation Committee and the Board retain a significant level of discretion in making compensation decisions, particularly in assessing corporate and individual performance in the determination of bonus compensation. The Compensation Committee and the Board also retain flexibility in making compensation awards outside of the compensation plan framework where circumstances justify such awards.

In making compensation decisions, the Compensation Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and practices. The actual bonus and long term incentive compensation decisions made in 2011 were subjective and discretionary within the Board targeted compensation framework, and, accordingly, compensation is not tied to particular metrics which could be distortive and import risk. In assessing performance, the Compensation Committee and the Board consider multiple short and long term factors, including contribution to shareholder value, corporate business objectives, regulatory and other compliance factors and risk minimization.

Executive compensation (including the salary ranges, target bonuses, and long-term incentive grants) is reviewed on an annual basis and adjusted in accordance with changes in the market and market conditions, while also taking into account the Corporation’s stage of development, to ensure that its compensation remains competitive and aligns with the Corporation’s compensation philosophy and market conditions.

Peer Comparator Group

A specific comparator group of publicly-traded companies has been developed annually based on research conducted by Mercer and input from the Compensation Committee and management. The selection criteria for the companies included: significant project development activities underway, project developments and/or operations in complex, international locations, and with a market capitalization within a reasonable range of the Corporation’s current market capitalization.

The comparator group listed below was used to benchmark base salary, annual incentives, and long term incentives. For 2011, Mercer conducted a review of market executive compensation levels. At the outset of the review, updated background information on the Corporation, the executives’ roles and responsibilities, and current compensation philosophy and programs were provided to Mercer by representatives of the Compensation Committee and management. The peer comparator group of companies was reviewed, to confirm whether or not the companies included were still relevant to the Corporation. Mercer then compiled and analyzed market compensation information about the peer comparator companies. The Compensation Committee believes that this peer comparator group represents the market for the attraction and retention of qualified executive talent.

The comparator organizations used for compensation decisions made during 2011 were Agnico Eagle Mines Ltd., Anglogold Ashanti Ltd., Cameco Corp., Eldorado Gold Corp., First Quantum Minerals Ltd., Fortescue Metals Group Ltd., Gold Fields Ltd., IAMGOLD Corp., Kinross Gold Corp., Newcrest Mining Ltd., Randgold Resources Ltd., and Yamana Gold Inc. This group differs from 2010, in that Centerra Gold Inc., Lundin Mining Corp., and Petropavlovsk PLC were excluded because of their smaller relative market capitalizations, and AngloGold Ashanti and Gold Fields Ltd. were added.

The Compensation Committee compares the Corporation’s executives to the incumbents in the comparator group that appear to be performing similar job functions. Where market data for the “functional” roles was not available, data was provided on a “ranking” basis (for the ranking match, the top five executives in the comparator organizations are ranked in order of their total cash compensation from highest to lowest). The Corporation’s executives are matched to the comparator group executives on the same basis.

Executive Compensation Programme

As a basis for its compensation recommendations in respect of 2011, the Compensation Committee set the target compensation for the Chief Executive Officer, Deputy Chairman and President at the 75th percentile for the executives in equivalent positions in the Corporation’s peer comparator group. The target for the Chief Financial Officer and Executive Vice President were initially set at median level for purposes of setting 2011 salary levels, but this was reassessed during the compensation deliberations during the fall of 2011 and the target was reset at between the median and the 75th percentile to reflect both the importance of, and expanded responsibilities entailed in, these roles during the course of 2011. The Compensation Committee and the Board retain the ability to deliver compensation at a higher percentile of the market when performance warrants such determination.

In light of recent corporate developments and management changes, the Compensation Committee expects to review its compensation policies for senior management during 2012 with the assistance of compensation consultants to the extent deemed advisable.

Compensation Elements

The compensation of the Corporation’s senior executives is comprised of three principal components—base salary, annual performance bonuses (in cash or fully paid Common Shares, or a combination thereof) and long term equity incentives. The Corporation does not maintain a pension plan or other long term compensation plan for its senior executives. Eligible employees, including officers, designated by the Board on the recommendation of the Compensation Committee may participate in the Corporation’s Share Purchase Plan under the Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”).

The following summarizes the primary purpose of each rewards element and its emphasis within the total rewards package:

•	Base salary – Base salary is paid in cash and is the fixed amount of compensation for performing day-to-day responsibilities.

•

Annual Performance Bonus – Annual bonus awards (paid in cash or Common Shares, or a combination thereof) are earned for achieving short-term goals and other strategic objectives measured over the current year.

•

Long-Term Incentive Awards – Long-term incentive awards are granted to retain executives, build executive ownership, and align compensation with achievement of the Corporation’s long-term goals, creating shareholder value and achieving strategic objectives as measured over multi-year periods.

In making compensation recommendations in respect of these elements, the Compensation Committee considers both the cumulative compensation being granted to executive officers of the Corporation as well as internal comparisons amongst the Corporation’s executives.

In exceptional circumstances, the Compensation Committee will also consider awarding special recognition awards to senior executives, employees and other individuals, where certain special corporate achievements occur as a result of the significant efforts, particularly where such achievements provide for significant increases in shareholder value.

Annual Salary Compensation

Under the Corporation’s compensation plan, salaries are reviewed on an annual basis in conjunction with the annual performance review, and salary adjustments for the following year are considered based on a variety of factors, including the individual’s performance and contributions, improvements in job proficiency, retention risks and concerns, succession requirements, and compensation changes in the market.

For 2011, NEO salaries were set at the end of 2010 and reflected a median percentile of comparator group target pay position for the Chief Financial Officer and Executive Vice President and at a 75% percentile for the more senior NEO positions.

The following table sets forth the salaries of the NEOs for 2010, 2011 and 2012 with the respective percentage increases in salary over such periods.

Name and Position	Salary 2010 US$	Salary 2011 US$	% Increase in Salary from 2010 to 2011	Salary 2012 US$	% Increase in Salary from 2011 to 2012
Robert Friedland(1) Former Chief Executive Officer (and until May 2011, Executive Chairman) (2)	n/a	$900,000	n/a	$1,050,000	16.7%
John Macken Former President(2)	$714,000	$800,000	12.0%	$900,000	12.5%
Peter Meredith (3) Former Deputy Chairman(2)	$714,000	$800,000	12.0%	$900,000	12.5%
Tony Giardini(4) Former Chief Financial Officer(2)	$399,914	$455,018	13.8%	$606,612	33.3%
Steve Garcia(5) Executive Vice President	$450,000	$450,000	Nil	$500,000	11.1%

(1)	Mr. Friedland received no salary in 2010 for his role as the Corporation’s Executive Chairman and from October 2010, as its Chief Executive Officer. Commencing in January 2011, Mr. Friedland received a salary for his role as Chief Executive Officer. Mr. Friedland resigned as Executive Chairman as of May 2011 and Chief Executive Officer as of April 2012.
(2)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.
(3)	Mr. Meredith’s salary was set by the Corporation but was allocated among the Corporation and certain other subsidiaries and related companies. For 2010, a salary of US$549,198 was paid by the Corporation and for 2011, a salary of $600,662 was paid by the Corporation. The calculation in this table assumes 100% of Mr. Meredith’s salary was paid by the Corporation.
(4)	Mr. Giardini’s salary was payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary was obtained by dividing his Canadian dollar salary in 2012 and 2011 by C$0.9891/US$1.00, the Bank of Canada average noon exchange for 2011, and in 2010 by C$1.0299/US$1.00, the Bank of Canada average noon exchange rate for 2010.
(5)	Mr. Garcia’s salary is paid to a services corporation that provides Mr. Garcia’s services to the Corporation.

The NEO salary increases for 2012 were based on target salaries set at the median and 75th percentile of the peer comparator group for all NEOs. Mr. Giardini received a proportionately higher increase in part to reflect his position being reassessed at a higher target level, in part to reflect the expanded responsibilities of his position during 2011 and in part for retention purposes.

Annual Bonus Compensation

Executive officers are eligible for annual bonus compensation. Annual bonus awards are earned for both individual and corporate performance. In certain years, annual bonus awards are more formalized based on an allocation of corporate, business unit performance and individual performance. In 2011, this structure was not followed and specific compensation related goals and metrics were not established. Accordingly, bonus decisions were based on a subjective discretionary assessment of corporate and individual performance by the Compensation Committee and the recommendation of their findings to the Board.

Under the annual bonus plan, target awards (as a percentage of base salary) are based on relevant market data for the peer comparator group and target pay positioning which, for 2011 annual bonuses were set at the 75th percentile of the peer comparator group for the Chief Executive Officer, Deputy Chairman and President and between the median and 75th percentile for the remaining two NEOs. Actual bonuses awarded were based on a discretionary subjective assessment of corporate and individual performance and retention considerations.

The table below sets forth the cash bonuses awarded as a percentage of 2011 salary, total cash compensation for 2010 and 2011 and the percentage increase in total cash compensation from 2010 to 2011.

	2011 Cash Bonus US$	2011 Cash Bonus as % of Salary	2010 Cash Compensation (Salary and Bonus) US$	2011 Cash Compensation (Salary and Bonus) US$	% Increase in Cash Compensation (2010-2011)
Robert Friedland(1) Former Chief Executive Officer (and until May 2011, Executive Chairman)(2)	$930,000	103.3%	n/a	$1,830,000	n/a
John Macken Former President(2)	$830,000	103.8%	$1,514,000	$1,630,000	7.7%
Peter Meredith(3) Former Deputy Chairman(2)	$830,000	103.8%	$1,514,000	$1,630,000	7.7%
Tony Giardini(4) Former Chief Financial Officer(2)	$444,849	97.8%	$778,577	$899,867	15.6%
Steve Garcia(5) Executive Vice President	$440,000	97.8%	$890,000	$890,000	Nil

(1)	Mr. Friedland did not receive a salary or bonus in 2010, but did receive a special recognition award, of which US$3,390,665 was received in cash. See “Other Compensation” for Robert Friedland in 2010 in the Summary Compensation Table for the Corporation below.
(2)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.
(3)	Mr. Meredith’s salary was set by the Corporation but was allocated among the Corporation and certain other subsidiaries and related companies. For 2011, a salary of US$600,662 was paid by the Corporation and for 2010 US$549,198 was paid by the Corporation. The calculation in this table assumes 100% of Mr. Meredith’s salary was paid by the Corporation.
(4)	Mr. Giardini’s salary was payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary and bonus was obtained by dividing his Canadian dollar salary in 2011 by C$0.9819/US$1.00, the Bank of Canada average noon exchange rate for 2011, and in 2010 by C$1.0299/US$1.00, the Bank of Canada average noon exchange rate for 2010.
(5)	Mr. Garcia’s bonus is paid to a services corporation that provides Mr. Garcia’s services to the Corporation.

In setting bonus compensation for 2011, the Compensation Committee determined that bonus compensation at 1.4 to 1.5 times target for each of the NEOs was warranted for both retention considerations and in light of the following key corporate factors: the relatively small executive team handling multiple responsibilities; the importance of retaining the executive team at a significant time in the Corporation’s development and the development of the Corporation’s complex project at Oyu Tolgoi being ahead of schedule and on budget as at the time 2011 compensation decisions were taken. In setting Mr. Friedland’s bonus the Compensation Committee noted his overall leadership and his role as the principal interface for the Corporation with important stakeholders. Mr. Meredith was rewarded for his overall management of the Corporation’s activities both in relation to Oyu Tolgoi and the Corporation’s other interests, as well as his role in respect of certain strategic relationships. Messrs. Macken and Garcia were rewarded principally for their valued technical and strategic experience in developing complex projects and their overall importance to the development of the Oyu Tolgoi project and the interim successes achieved in relationship to its development. Mr. Giardini was singled out for particular recognition, through a relatively larger bonus as a percentage of his salary, for the important leadership role he played during 2011 for the Corporation, noting the expansion of his role to include many additional duties, and the particular role he played as team leader for project finance.

Special Bonus Arrangements for Steven Garcia, Executive Vice-President

In December 2011, the Corporation entered into a bonus arrangement in respect of the personal services of Mr. Garcia provided by a services corporation. Under this arrangement, the services corporation will receive a cash bonus of US$1 million upon the principal construction contractor at the Oyu Tolgoi project receiving its completion fee for substantial completion of the Oyu Tolgoi plant construction, provided Mr. Garcia’s services have not been terminated at the election of the services corporation at such completion date. A proportionate amount of the bonus in respect of Mr. Garcia’s services may become payable as of the date such contractor earns, or is deemed to earn, its completion fee as a result of any amendments to the contractual arrangements with such contractor. If the Corporation terminates its services arrangement with Mr. Garcia’s services corporation for any reason other than cause, this bonus will also be payable. The Compensation Committee recommended this arrangement as a more appropriate manner of incentivizing Mr. Garcia to continue to provide his very important services in the construction of the project, recognizing that his role was not expected to be of a long term duration, and that, accordingly, this bonus arrangement was more appropriate than a grant of long term incentives in the form of stock options.

Long-Term Incentives – Stock Option Awards

An equity incentive component in the form of options is a key part of the executive’s overall compensation package, reflecting the Corporation’s belief that stock options offer an effective mechanism for incentivizing management and aligning the interests of its executive officers with those of the Corporation’s shareholders. Since the Corporation does not grant incentive stock options at a discount to the prevailing market price of the Common Shares, the incentive stock options the Corporation grants to its executive officers accrete value only if, and to the extent that, the market price of the Common Shares increases, thereby linking equity-based executive compensation to shareholder returns.

Target long-term incentive awards under the Corporation’s compensation plan are based on relevant market data for the peer comparator group and target pay positioning at the appropriate market level for total direct compensation (base salary, bonus and annual and long-term incentive compensation). The dollar value of the long-term incentive award is converted to the appropriate number of stock options at the time of the award, using a valuation methodology based on the details of the grant.

The Compensation Committee also considers the current total potential dilution under the Equity Incentive Plan (i.e., the number of stock options issued and unexercised, full-value share grants outstanding, and the number of shares reserved for the future issuance of equity, expressed as a percentage of Common Shares outstanding) of the Corporation and the peer comparator companies.

The actual award to the executive may be adjusted upwards or downwards relative to target, depending on the Compensation Committee’s evaluation of each executive officer’s ability to influence long-term success of the Corporation, and to provide an incentive to encourage outstanding individual performance and contributions. The Compensation Committee also considers each executive’s stock option position, and may, in certain circumstances, grant options with performance-based vesting criteria.

The Compensation Committee accepts in principle the merits of performance related vesting for stock options, and the Corporation has in the past included performance contingent or performance accelerated vesting for many of its stock option grants. The Compensation Committee did not award performance contingent options to its NEOs during 2011.

Under the Corporation’s compensation plan, new stock option grants will normally have terms of seven years and will be made to executive officers on an annual basis. Vesting of the stock options will generally be based on time, with 25% instalments vesting only on each anniversary of the original date of grant; provided, however, that upon a termination of employment of an option holder without cause following a change of control of the Corporation, all outstanding options become fully vested.

Pursuant to the MOA, the Corporation has agreed that it will not, without obtaining the prior written consent of RTIH, issue any equity incentive securities or equity compensation securities in favour of any directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan, as such options may be adjusted with the terms therein. For more information on such restrictions, see the MOA, which is available for viewing by the public at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com.

Option Grants for 2010 Deferred to January 2011

As a result of corporate activities during the fourth quarter of 2010, the Board determined that the annual grant of long term incentive options would be deferred until such time that it was deemed appropriate. On January 29, 2011, following the conclusion of certain corporate events, the Board of Directors granted options to purchase Common Shares under its Equity Incentive Plan to the NEOs as follows: Mr. Friedland – 300,000 options; Mr. Macken – 220,000; Mr. Meredith – 220,000 options; Mr. Giardini – 120,000 options and Mr. Garcia – 120,000 options. Such options are exercisable at a price of C$27.83 and (i) in the case of Mr. Garcia, vested 25% on the first anniversary from the date of grant, and will vest as to 25% each subsequent year upon anniversary, until fully vested, and (ii) in the case of Mr. Friedland, Macken, Meredith and Giardini, vested 25% on the first anniversary from the date of grant, with the remainder having fully vested pursuant to the acceleration provisions in the Equity Incentive Plan, which were triggered in connection with the MOA and the Mutual Releases dated April 17, 2012 between the Corporation, RTIH and such executives (“Acceleration Event”); however such options are not presently exercisable pending the approval of the Withheld Benefits (as defined below). For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives” on page 51 of this Management Proxy Circular.

Option Adjustments Related to Rights Offering

All incentive stock options issued to the Corporation’s directors, employees and service providers, including the NEOs prior to the 2011 Rights Offering Record Date, were adjusted to ensure that the holders of such options retained an equivalent share capital entitlement underlying their options after the completion of the 2011 Rights Offering as such holder enjoyed prior to such offering and the resulting dilutive issuance of Common Shares under such offering.

Option Grants Related to 2011 Compensation

In November 2011, the following long term incentive options were granted to NEOs under the Corporation’s Equity Incentive Plan: Mr. Friedland – 400,000 options; Mr. Macken – 350,000 options; Mr. Meredith – 350,000 options; and Mr. Giardini – 200,000 options. Mr. Garcia did not participate in the November 2011 option grants in light of the special bonus arrangements put in place for Mr. Garcia in the fourth quarter of 2011 discussed above under the heading “Special Bonus Arrangements for Steven Garcia, Executive Vice President”. Such options are exercisable at a price of C$21.44 and have fully vested pursuant to the Acceleration Event; however such options are not presently exercisable pending the approval of the Withheld Benefits (as defined below). For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives” on page 51 of this Management Proxy Circular.

Total direct compensation for the 2011 fiscal year for the NEOs inclusive of salary, incentive bonus and these stock option awards (exclusive of the option grants deferred until January 2011, the option adjustments related to the 2011 Rights Offering and Mr. Garcia’s bonus rights discussed above) results in the overall positions of the NEOs as a group falling between the median and the 75th percentile of the peer comparator group.

Other Elements of Executive Compensation

The Corporation does not provide a pension plan for its executive officers.

Executive officers, once eligible, are entitled to participate in the Corporation’s share purchase plan, pursuant to which the Corporation will contribute a sum equal to 50% of such officers’ contributions of up to a maximum of 7% of base salary. Each of Messrs. Macken, Giardini, Meredith, and Garcia participated in the share purchase plan. See “Summary Compensation Table for the Corporation” below.

In addition, the Corporation provides and/or provided a life insurance benefit to each of Messrs. Macken, Meredith, Giardini and Garcia. See “Summary Compensation Table for the Corporation” below.

As part of Mr. Garcia’s contractual arrangements, he receives a housing benefit, given his location in Mongolia, which in 2011 was valued at US$38,605 and income and social taxes in 2011 of US$113,993. See “Summary Compensation Table for the Corporation” below.

Compensation in relation to Public Company Subsidiaries

The compensation disclosure requirements of NI 51-102 require the inclusion of compensation details in respect of income earned from, or in respect of, subsidiaries of the Corporation. See “Summary Compensation Table for the Corporation” below.

SouthGobi Resources Ltd.

The Corporation owns, directly and indirectly, 104,807,155 common shares of SouthGobi as at May 24, 2012 representing 57.7% of the issued and outstanding common shares of SouthGobi as at such date3. The common shares of SouthGobi are listed on the TSX and on the Stock Exchange of Hong Kong. While SouthGobi is managed by its own public company board of directors and has its own compensation policies, certain of the officers and Directors of the Corporation also served as officers and/or directors of SouthGobi and accordingly compensation received from SouthGobi is included in this Management Proxy Circular.

Mr. Meredith, Former Deputy Chairman of the Corporation, is the Chairman of SouthGobi and received a salary from SouthGobi in the amount of US$65,330 and other compensation of US$14,995. In August 2011 each of Messrs. Macken, Meredith and Giardini received options to purchase common shares of SouthGobi: Mr. Meredith 60,000 options; Mr. Macken 35,000 options; and Mr. Giardini 20,000 options. Such options are exercisable at a price of Cdn$9.43 and have fully vested pursuant to the Acceleration Event; however such options are not presently exercisable pending the approval of the Withheld Benefits (as defined below). For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives” on page 51 of this Management Proxy Circular.

Following the year ended December 31, 2011, certain officers of the Corporation received additional options to purchase common shares of SouthGobi in March, 2012: Mr. Meredith 30,000 options; Mr. Macken 17,500 options; and Mr. Giardini 10,000 options. Such options are exercisable at a price of Cdn$6.16 and have fully vested pursuant to the Acceleration Event; however such options are not presently exercisable pending the approval of the Withheld Benefits (as defined below). For more information on the Withheld Benefits, see “Executive Compensation – Withholding of Certain Termination Benefits in favour of Former Executives” on page 51 of this Management Proxy Circular.

[3]

On April 1, 2012, the Corporation entered into a lock-up agreement (the “SGQ Lock-up Agreement”) with Aluminum Corporation of China Ltd. (“CHALCO”) in connection with a proportional takeover bid (the “SGQ Takeover Bid”) that CHALCO proposes to make for up to 60%, but not less than 56%, of the common shares of SouthGobi at Cdn.$8.48 per share. The Lock-up Agreement provides for a “hard” lock-up covenant by the Corporation pursuant to which it (i) must tender all of its common shares of SouthGobi to the SGQ Takeover Bid, (ii) is precluded from tendering or voting any of its common shares of SouthGobi to, or in favour of, any other acquisition proposal relating to SouthGobi, and (iii) must vote against other acquisition proposals or actions which might prevent, delay or interfere with the successful completion of the SGQ Takeover Bid.

Ivanhoe Australia Limited

The Corporation owns 326,155,332 of the issued and outstanding ordinary shares of Ivanhoe Australia as at May 24, 2011, representing 58.9% of the issued and outstanding ordinary shares of Ivanhoe Australia as at such date. None of the Corporation’s senior executives received compensation from Ivanhoe Australia during 2011.

Other Corporate Policies

While it has not been a formal requirement of the Corporation, the Corporation’s senior executives are encouraged to hold a share ownership position in the Corporation. The Corporation does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated as the Corporation at this stage does not base incentive plan compensation on the achievement of objective metrics. NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director in accordance with the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy.

Performance Graph

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2006 to December 31, 2011.

In 2007, 2008 and 2011, the Corporation’s share price performance has trended downwards and in the other years in the chart above the Corporation’s share price performance has trended upwards. Over this period cash compensation has generally increased in response to both competitive and retention demands and market benchmarking. The value of long term incentive compensation in the form of stock options is influenced by the Corporation’s share price performance.

Summary Compensation Table for the Corporation

The following executive compensation disclosure is provided as at December 31, 2011, December 31, 2010 and December 31, 2009, in respect of the Named Executive Officers.

Name and Principal Position	Year	Salary (US$)		Share- based awards(7) (US$)	Option- based awards(8) (US$)	Non-equity incentive plan compensation		Pension Value (US$)	All Other Compensation(11) (US$)		Total Compensation (US$)
						Annual incentive plans (US$)	Long-term incentive plans(6) (US$)
Robert Friedland(12) (Former Chief Executive Officer, (and until May 2011, Executive Chairman))(16)	2011	$900,000		Nil	$10,883,271	$930,000	Nil	Nil	Nil		$12,713,271	(5)(12)
	2010	Nil		$6,624,338	Nil	Nil	Nil	Nil	$3,390,665		$10,015,003	(5)(12)
	2009	Nil		Nil	$7,460,000	Nil	Nil	Nil	Nil		$7,460,000	(5)(12)
John Macken (Former President)(16)	2011	$800,000		Nil	$21,954,755	$830,000	Nil	Nil	$30,897	(1)	$23,615,652	(5)(13)
	2010	$714,000		$6,624,338	$185,869	$800,000	Nil	Nil	$30,826	(1)	$8,355,033	(5)(13)
	2009	$714,000		Nil	$7,730,000	$550,000	Nil	Nil	$32,292	(1)	$9,026,292	(5)(13)
Peter Meredith (Former Deputy Chairman) (16)	2011	$665,992	(9)	Nil	$12,645,373	$830,000	Nil	Nil	$54,895	(2)	$14,196,260	(5)(14)
	2010	$647,550	(9)	$6,624,338	$531,053	$848,547	Nil	Nil	$39,084	(2)	$8,690,572	(5)(14)
	2009	$489,397	(9)	Nil	$6,032,000	$600,000	Nil	Nil	$33,018	(2)	$7,154,415	(5)(14)
Tony Giardini (Former Chief Financial Officer) (16)	2011	$455,018	(10)	Nil	$5,753,453	$444,849	Nil	Nil	$17,718	(3)	$6,671,038	(15)
	2010	$399,914	(10)	$1,815,068	$115,802	$378,663	Nil	Nil	$15,656	(3)	$2,725,103	(15)
	2009	$338,165	(10)	Nil	$1,524,500	$210,158	Nil	Nil	$13,354	(3)	$2,086,177	(15)
Steve Garcia (Executive VP)	2011	$450,000		Nil	$3,144,595	$440,000	Nil	Nil	$171,245	(4)	$4,205,840	(12)
	2010	$450,000		$1,748,825	Nil	$440,000	Nil	Nil	$316,504	(4)	$2,955,329	(12)
	2009	$450,000		Nil	$1,029,000	$270,000	Nil	Nil	$175,018	(4)	$1,924,018	(12)

Notes:

(1)	The Corporation provided the following in 2011: Life insurance premiums of $2,897 and share purchase plan amounts of $28,000; 2010: Life insurance premiums of $5,836 and share purchase plan amounts of $24,990; 2009: Life insurance premiums of $7,302 and share purchase plan amounts of $24,990.
(2)	The Corporation provided the following in 2011: Life insurance premiums of $12,281 and share purchase plan amounts of $27,620 and SouthGobi provided the following in 2011: life insurance premiums of $1,335 and share purchase plan amounts of $13,660; 2010: Life insurance premiums of $14,011 and share purchase plan amounts of $25,073; 2009: Life insurance premiums of $12,636 and share purchase plan amounts of $20,382.
(3)	The Corporation provided the following in 2011: Life insurance premiums of $2,148 and share purchase plan amounts of $15,570; 2010: Life insurance premiums of $2,063 and share purchase plan amounts of $13,593; 2009: Life insurance premiums of $1,861 and share purchase plan amounts of $11,493.
(4)	The Corporation provided the following in 2011: Life insurance premiums of $2,897, share purchase plan amounts of $15,750, income and social taxes of $113,993 and housing allowance amounts of $38,605; 2010: Life insurance premiums of $2,897, share purchase plan amounts of $15,750, income and social taxes of $128,481, housing allowance amounts of $150,195 and car lease payments of $19,181; 2009: Life insurance premiums of $2,812, share purchase plan amounts of $15,750, housing allowance amounts of $129,495 and car lease payments of $26,961.
(5)	Mr. Meredith is a Director and Mr. Macken and Mr. Friedland were also Directors until their resignations in February 2011 and April 2012, respectively. Pursuant to the Corporation’s policies regarding non-independent Directors, they received no compensation from the Corporation for acting as a Director and no portion of the Total Compensation disclosed above was received by them for acting as a Director.
(6)	The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs.
(7)	The Corporation used the closing TSX share price for determining fair value of special recognition awards and bonus shares granted as at the grant date. The conversion rate for the grant is the rate on the date the grant is made in Canadian currency. In 2010, such rate was C$1.0001/US$1.00; in 2011 and 2009, no grants were made.

(8)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. The Black Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted is derived from employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of the Corporation’s stock. These estimates involve inherent uncertainties and the application of management judgment. While actual assumption used vary with individual grants, certain annual weighted average assumptions for overall annual option grants to its employees, officers and directors by the Corporation are: expected risk-free interest net of 1.66% (2011), 2.42% (2010) and 2.10% (2009); expected life of 3.0 years (2011), 3.6 years (2010) and 3.7 years (2009); expected volatility factor of 65% (2011), 77% (2010) and 74% (2009); and expected dividend yield of nil (2011, 2010 and 2009). The practice of the Corporation is to grant all option based awards in Canadian currency. The conversion rate for each grant is the exchange rate on the date the grant is made in Canadian currency or in Australian currency. The conversion rates for the purpose of the grants to the NEOs in the Summary Compensation Chart are presented below.
(9)	Mr. Meredith’s salary was set by the Corporation but was allocated among the Corporation and certain other subsidiaries and related companies. For 2011, Mr. Meredith’s salary was US$800,000 of which US$600,662 was paid by the Corporation. For 2010, Mr. Meredith’s salary was US$714,000 of which US$549,198 was paid by the Corporation. For 2009, Mr. Meredith’s salary was US$562,000 of which US$349,389 was paid by the Corporation.
(10)	Mr. Giardini’s salary was payable in Canadian dollars. The US dollar equivalent of Mr. Giardini’s salary was obtained by dividing his Canadian dollar salary in 2011 by C$0.9891/US$1.00, the Bank of Canada average noon exchange for 2011, in 2010 by C$1.0299/US$1.00, and in 2009 byC$1.1089/US$1.00, the Bank of Canada average noon exchange rate for 2010.
(11)	Where other compensation is in currency other than US$ it has been translated at the Bank of Canada average noon rate for the exchange rates for 2011 (Cdn$0.9891/US$1.00), 2010 (Cdn$1.0299/US$1.00) and 2009 (Cdn$1.1420/US$1.00).
(12)	All compensation provided by the Corporation.
(13)	SouthGobi provided in 2011: $166,998 of $21,954,755 Option-based awards and $166,998 of $23,615,652 of total compensation; 2010: $185,869 of $185,869 Option-based awards and $185,869 of $8,355,033 of total compensation; in 2009: $270,000 of $7,730,000 of Option-based awards and $270,000 of $9,026,292 of total compensation.
(14)	SouthGobi provided in 2011: $65,330 of $665,992 Salary, $286,282 of $12,645,373 Option-based awards, $14,995 of $54,895 Other Compensation, and $366,607 of $14,196,260 total compensation; in 2010: $98,352 of $647,550 of Salary, $531,053 of $531,053 Option-based Awards, $48,547 of $848,547 Annual Incentive Plans and $677,952 of $8,690,572 of total compensation; in 2009: $140,008 of $489,397 Salary, $562,500 of $6,032,000 Option-based Awards, $50,000 of $600,000 Annual Incentive Plans, and $752,508 of $7,154,415 of total compensation.
(15)	SouthGobi provided in 2011: $100,106 of $5,753,453 Option-based awards, and $100,106 of $6,671,038 total compensation; in 2010: $115,802 of $115,802 Option-based awards and $115,802 of $2,725,103 total compensation; in 2009: $112,500 of $1,524,500 Option-based awards, and $112,500 of $2,086,177 total compensation.
(16)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

2011 Options Granted

Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD		Basis of Grant
Robert Friedland(2)	Ivanhoe Mines Ltd.	1/29/2011	300,000	C$	1.0013/US$1	January 2011 Grant
	Ivanhoe Mines Ltd.	2/11/2011	111,950	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	27,987	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	11/16/2011	400,000	C$	1.0245 /US$1	2011 Compensation Grant
Tony Giardini(2)	Ivanhoe Mines Ltd.	1/29/2011	120,000	C$	1.0013/US$1	Jan 2011 Grant
	Ivanhoe Mines Ltd.	2/11/2011	37,316	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	22,390	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	8,956	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	14,926	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	22,390	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	11/16/2011	200,000	C$	1.0245/ US$1	2011 Compensation Grant
	SouthGobi Resources Ltd.	8/15/2011	20,000	C$	0.9838/US$1	SouthGobi
John Macken(2)	Ivanhoe Mines Ltd.	1/29/2011	220,000	C$	1.0013/US$1	January 2011 Grant
	Ivanhoe Mines Ltd.	2/11/2011	149,267	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	149,267	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	37,316	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	134,340	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	223,901	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	37,316	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	11/16/2011	350,000	C$	1.0245/ US$1	2011 Compensation Grant
	SouthGobi Resources Ltd.	8/15/2011	35,000	C$	0.9838/US$1	SouthGobi
	Ivanhoe Mines Ltd.	1/29/2011	220,000	C$	1.0013/US$1	January 2011 Grant
	Ivanhoe Mines Ltd.	2/11/2011	59,707	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	27,987	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	39,555	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	94,561	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	29,853	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	37,316	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	11/16/2011	350,000	C$	1.0245 /US$1	2011 Compensation Grant
Peter Meredith(2)	SouthGobi Resources Ltd.	8/15/2011	60,000	C$	0.9838/US$1	SouthGobi
	Steve Garcia Ivanhoe Mines Ltd.	1/29/2011	120,000	C$	1.0013/US$1	January 2011 Grant
	Ivanhoe Mines Ltd.	2/11/2011	21,494	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	5,597	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	11,195	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	11,195	C$	0.9874/ US$1	Anti-dilution adjustment Grant
	Ivanhoe Mines Ltd.	2/11/2011	16,792	C$	0.9874/ US$1	Anti-dilution adjustment Grant

Notes:

(1)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as of the grant date. See footnote (8) to the “Summary Compensation Table of the Corporation” above.
(2)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

2010 Options Granted

Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD
John Macken(1)	SouthGobi Resources Ltd.	8/13/2010	35,000	C$	1.0402/US$1
Peter Meredith(1)	SouthGobi Resources Ltd.	8/13/2010	100,000	C$	1.0402/US$1
Tony Giardini(1)	SouthGobi Resources Ltd.	8/13/2010	20,000	C$	1.0402/US$1

Notes:

(1)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

2009 Options Granted

Name	Company that Granted Options	Date of Grant	Options Granted	Exchange Rates to USD
Robert Friedland(1)	Ivanhoe Mines Ltd.	5/8/2009	1,500,000	C$	1.1488/US$1
	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
Tony Giardini(1)	Ivanhoe Mines Ltd.	5/8/2009	100,000	C$	1.1488/US$1
	Ivanhoe Mines Ltd.	10/9/2009	150,000	C$	1.0408/US$1
	SouthGobi Resources Ltd.	8/5/2009	15,000	C$	1.0720/US$1
John Macken(1)	Ivanhoe Mines Ltd.	5/8/2009	1,500,000	C$	1.1488/US$1
	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
	SouthGobi Resources Ltd.	8/5/2009	36,000	C$	1.0720/US$1
Peter Meredith(1)	Ivanhoe Mines Ltd.	5/8/2009	750,000	C$	1.1488/US$1
	Ivanhoe Mines Ltd.	7/23/2009	200,000	C$	1.0884/US$1
	Ivanhoe Mines Ltd.	10/9/2009	250,000	C$	1.0408/US$1
	SouthGobi Resources Ltd.	8/5/2009	75,000	C$	1.0720/US$1
Steve Garcia	Ivanhoe Mines Ltd.	10/9/2009	150,000	C$	1.0408/US$1

Notes:

(1)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

Outstanding option-based awards and share-based awards as at December 31, 2011

	Option-based Awards					Share-based Awards Name
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (Cdn$/ Option)	Option Expiration Date	Market Value of Unexercised in- the-Money Options (US$)(1)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-based Awards that have not Vested (US$)	Market or Payout Value of Share- based Awards not paid out or distributed (US$)
Robert Friedland(2)	Ivanhoe Mines Ltd.	861,950	$8.20	5/8/2016	$8,382,323	—	—	—
	Ivanhoe Mines Ltd.	215,487	$13.76	10/9/2016	$917,477	—	—	—
	Ivanhoe Mines Ltd.	400,000	$21.44	11/16/2016	Nil	—	—	—
	Ivanhoe Mines Ltd.	300,000	$27.83	1/29/2018	Nil	—	—	—
	SouthGobi Resources Ltd.	250,000	$18.86	7/9/2013	Nil	—	—	—
	SouthGobi Resources Ltd.	125,000	$5.10	11/27/2013	$110,621	—	—	—
John Macken(2)	Ivanhoe Mines Ltd.	—	—	—	—	62,500	$1,111,744	—
	Ivanhoe Mines Ltd.	1,149,267	$9.73	3/27/2013	$9,447,421	—	—	—
	Ivanhoe Mines Ltd.	287,316	$8.35	9/22/2013	$2,751,724	—	—	—
	Ivanhoe Mines Ltd.	1,149,267	$7.78	3/30/2014	$11,651,065	—	—	—
	Ivanhoe Mines Ltd.	734,340	$2.82	11/13/2015	$11,026,108	—	—	—
	Ivanhoe Mines Ltd.	1,723,901	$8.20	5/8/2016	$16,764,656	—	—	—
	Ivanhoe Mines Ltd.	287,316	$13.76	10/9/2016	$1,223,302	—	—	—
	Ivanhoe Mines Ltd.	350,000	$21.44	11/16/2016	Nil	—	—	—
	Ivanhoe Mines Ltd.	220,000	$27.83	1/29/2018	Nil	—	—	—
	SouthGobi Resources Ltd.	250,000	$6.00	6/22/2012	Nil	—	—	—
	SouthGobi Resources Ltd.	50,000	$15.07	8/27/2013	Nil	—	—	—
	SouthGobi Resources Ltd.	40,000	$5.10	11/27/2013	$35,399	—	—	—
	SouthGobi Resources Ltd.	36,000	$12.99	8/5/2014	Nil	—	—	—
	SouthGobi Resources Ltd.	35,000	$12.58	8/13/2015	Nil	—	—	—
	SouthGobi Resources Ltd.	35,000	$9.43	8/15/2016	Nil	—	—	—
Peter Meredith(2)	Ivanhoe Mines Ltd.	—	—	—	—	62,500	$1,111,744	—
	Ivanhoe Mines Ltd.	459,707	$9.73	3/27/2013	$3,778,970	—	—	—
	Ivanhoe Mines Ltd.	215,487	$8.35	9/22/2013	$2,063.793	—	—	—
	Ivanhoe Mines Ltd.	241,346	$2.82	11/13/2015	$3,623,808	—	—	—
	Ivanhoe Mines Ltd.	728,061	$8.20	5/8/2016	$7,080,275	—	—	—
	Ivanhoe Mines Ltd.	229,853	$8.77	7/23/2016	$2,106,455	—	—	—
	Ivanhoe Mines Ltd.	287,316	$13.76	10/9/2016	$1,223,302	—	—	—
	Ivanhoe Mines Ltd.	350,000	$21.44	11/16/2016	Nil	—	—	—
	Ivanhoe Mines Ltd.	220,000	$27.83	1/29/2018	Nil	—	—	—
	SouthGobi Resources Ltd.	335,000	$6.00	6/22/2012	Nil	—	—	—
	SouthGobi Resources Ltd.	100,000	$15.07	8/27/2013	Nil	—	—	—
	SouthGobi Resources Ltd.	75,000	$5.10	11/27/2013	$66,373	—	—	—
	SouthGobi Resources Ltd.	75,000	$12.99	8/5/2014	Nil	—	—	—
	SouthGobi Resources Ltd.	100,000	$12.58	8/13/2015	Nil	—	—	—
	SouthGobi Resources Ltd.	60,000	$9.43	8/15/2016	Nil	—	—	—
Tony Giardini(2)	Ivanhoe Mines Ltd.	—	—	—	—	17,125	304,618	—
	Ivanhoe Mines Ltd.	21,794	$9.73	3/27/2013	$179,155	—	—	—
	Ivanhoe Mines Ltd.	122,390	$8.35	9/22/2013	$1,172,171	—	—	—
	Ivanhoe Mines Ltd.	34,478	$2.82	11/13/2015	$517,687	—	—	—
	Ivanhoe Mines Ltd.	114,926	$8.20	5/8/2016	$1,117,637	—	—	—
	Ivanhoe Mines Ltd.	172,390	$13.76	10/9/2016	$733,983	—	—	—
	Ivanhoe Mines Ltd.	200,000	$21.44	11/16/2016	Nil	—	—	—
	Ivanhoe Mines Ltd.	120,000	$27.83	1/29/2018	Nil	—	—	—
	SouthGobi Resources Ltd.	20,000	$18.86	7/9/2013	Nil	—	—	—
	SouthGobi Resources Ltd.	6,800	$5.10	11/27/2013	$6,018	—	—	—
	SouthGobi Resources Ltd.	15,000	$12.99	8/5/2014	Nil	—	—	—
	SouthGobi Resources Ltd.	20,000	$12.58	8/13/2015	Nil	—	—	—
	SouthGobi Resources Ltd.	20,000	$9.43	8/15/2016	Nil	—	—	—
Steve Garcia	Ivanhoe Mines Ltd.	—	—	—	—	16,500	293,500	—
	Ivanhoe Mines Ltd.	165,494	$9.73	3/27/2013	$1,360,425	—	—	—
	Ivanhoe Mines Ltd.	86,195	$8.35	9/22/2013	$825,519	—	—	—
	Ivanhoe Mines Ltd.	43,097	$13.71	11/14/2014	$185,612	—	—	—
	Ivanhoe Mines Ltd.	86,195	$2.82	11/13/2015	$1,294,217	—	—	—
	Ivanhoe Mines Ltd.	129,292	$13.76	10/9/2016	$550,485	—	—	—
	Ivanhoe Mines Ltd.	120,000	$27.83	1/29/2018	Nil	—	—	—

Notes:

(1)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2011, and the Exercise Price of the options. This amount has been converted from Cdn$ to US$ at the Bank of Canada noon rate on December 31, 2011.
(2)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

Incentive Plan Awards – value vested or earned during 2011

Name	Issuer of Option-based Award	Option-based Awards – Value Vested During the Year (US$)(1)	Share-based Awards – Value Vested During the Year (US$)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Robert Friedland(3)	Ivanhoe Mines Ltd.	$7,538,624	Nil	Nil
	SouthGobi Resources Ltd.	$65,847	Nil	Nil
	Ivanhoe Australia Limited	$1,805,877	Nil	Nil
John Macken(3)	Ivanhoe Mines Ltd.	$23,174,192	$1,383,713	Nil
	SouthGobi Resources Ltd.	$21,071	Nil	Nil
	Ivanhoe Australia Limited	$225,735	Nil	Nil
Peter Meredith(3)	Ivanhoe Mines Ltd.	$10,245,702	$1,383,713	Nil
	SouthGobi Resources Ltd.	$39,508	Nil	Nil
	Ivanhoe Australia Limited	$225,735	Nil	Nil
Tony Giardini(3)	Ivanhoe Mines Ltd.	$2,729,613	$379,137	Nil
	SouthGobi Resources Ltd.	$10,535	Nil	Nil
	Ivanhoe Australia Limited	$22,573	Nil	Nil
Steve Garcia	Ivanhoe Mines Ltd.	$1,912,209	$365,300	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil

(1)	The “Option-based Awards – Value Vested During the Year” amounts is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the Options. This amount has been converted from Cdn$ to US$ at the Bank of Canada noon rate on the date of vesting.
(2)	The “Share-based Awards – Value Vested During the Year” is calculated on the basis of the closing price of the Common Shares on the TSX on the date of vesting. This amount has been converted from Cdn$ to US$ at the Bank of Canada noon rate on the date of vesting.
(3)	Pursuant to the MOA, Messrs. Friedland, Macken, Meredith and Giardini resigned in April 2012.

Option and SAR Re-pricings

No options or stock appreciation rights were re-priced during the year ended December 31, 2011.

Defined Benefit and Pension Plans

The Corporation does not presently provide any defined benefit or pension plan to its Directors, executive officers or employees.

Indemnity Insurance

During 2011, the Corporation purchased director and officer liability insurance with an aggregate US$150 million limit. The total premiums paid by the Corporation in respect of this insurance coverage for the twelve month term were US$1,176,100.

Termination and Change of Control Benefits Provisions in Employment Contracts

John Macken

The Corporation entered into an amended and restated employment contract with John Macken, former President of the Corporation, dated January 1, 2008. Mr. Macken’s employment contract provided for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Macken’s employment contract also provided that: (a) the Corporation could terminate Mr. Macken’s employment for cause; (b) the Corporation could terminate Mr. Macken’s employment without cause, or upon his disability, in each case upon payment to Mr. Macken of 24 months base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken during the five completed fiscal years of the Corporation preceding the date of termination; and, (c) in the event of (A) a change of control of the Corporation; and (B) within 24 months thereafter, the termination of the employment contract either by the Corporation other than for cause or disability, or by Mr. Macken for “good reason” as defined in the employment contract, Mr. Macken was entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Macken’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Macken by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract included certain adverse changes in Mr. Macken’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination for disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Macken’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Macken’s benefits would continue for 12 months following termination. The Corporation has provided Mr. Macken, a United States citizen and resident, with an indemnity in respect of certain United States excise taxes under Section 4999 of the Internal Revenue Code (United States) and certain interest and penalties in the event such excise taxes, interest and penalties were levied on compensation and benefits payable to Mr. Macken upon a termination of his employment following a change of control of the Corporation. The intent of the indemnity is to make Mr. Macken whole for any taxes which may be imposed on him pursuant to Section 4999 of the Internal Revenue Code. The calculation and determination of whether such taxes will apply are complex and dependent on a number of factors, including, but not limited to, Mr. Macken’s historic compensation, the applicable federal, state, city and other tax rate, the Corporation’s stock price, the date of termination of employment (if applicable) and the dates of payment. In addition, Mr. Macken is subject to a twelve month post employment non-competition covenant, and this restriction (depending on the value) may reduce or eliminate the need to provide the additional indemnification payment. The determination of whether a payment is required and the amount of such payment shall be made by a national accounting firm selected by the Corporation.

The following is an estimate of incremental payments to Mr. Macken in the above-described termination scenarios (a) – (c), based on his annual salary as at December 31, 2011, and the value of his options as at December 31, 2011: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$1,600,000, a lump sum based on historical bonuses of US$815,000, a benefit amount of US$32,099, and acceleration of unvested options for an in the money value of US$9,373,405, for a total of US$11,820,504; (c) a lump sum based on salary of US$2,392,000, a lump sum based on historical bonuses of US$2,436,850, a benefit amount of US$32,099, and acceleration of unvested options for an in the money value of US$9,373,405, for a total of US$14,234,354; and assuming both (i) a change of control occurred on December 31, 2011 and (ii) Mr. Macken’s employment was terminated by the Corporation without cause on December 31, 2011, the Corporation estimates that it might be required to pay Mr. Macken an indemnity payment of approximately $2.2 million (assuming a tax rate of 45%). As noted above, there are a number of assumptions and variables which could increase or decrease the requirement to make any such indemnity payments.

As contemplated by the MOA, as of April 17, 2012, Mr. Macken resigned as President of the Corporation. In connection with his resignation, Mr. Macken entered into a mutual release agreement (the “Macken Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012. Subject to the approval of the termination benefits resolution (as described below in the section entitled “Withholding of Certain Termination Benefits in favour of Former Executives”), the Macken Release Agreement provides Mr. Macken with severance consisting of (i) a lump sum payment of approximately US$5.16 million, with approximately US$761,000 payable immediately and the balance to follow upon satisfaction of certain conditions listed in the Macken Release Agreement, (ii) the vesting of 1,420,048 unvested options to purchase Common Shares, (iii) the vesting of 64,740 unvested options to purchase common shares (“SouthGobi Shares”) of the Corporation’s subsidiary, SouthGobi, (iv) and the immediate payment of 62,500 escrowed bonus shares of the Corporation. Under the Macken Release Agreement, the Corporation, on its own behalf and on behalf of its wholly-owned subsidiaries, and RTIH released Mr. Macken from all specified claims that such parties may have against Mr. Macken originating prior to the date of the Macken Release Agreement, other than such claims based on fraud, illegality or an intentional misrepresentation of Mr. Macken pursuant to a filing under applicable securities laws or in a written communication to the Government of Mongolia. Similarly, Mr. Macken agreed to release the Corporation and all of its wholly-owned subsidiaries from all specified claims he may have against such parties originating prior to the date of the Macken Release Agreement, other than such claims based on fraud.

Peter Meredith

The Corporation entered into an employment contract with Peter Meredith, former Deputy Chairman of the Corporation, dated December 18, 2007. Mr. Meredith’s employment contract provided for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Meredith’s employment contract also provided that: (a) the Corporation could terminate Mr. Meredith’s employment for cause; (b) the Corporation could terminate Mr. Meredith’s employment without cause or upon his disability upon payment to Mr. Meredith of 18 months base salary together with an amount equal to the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith during the five completed fiscal years preceding the date of termination; and, (c) in the event of (A) a change of control of the Corporation; and (B) within 24 months thereafter, the termination of the employment contract either by the Corporation other than for cause or disability or by Mr. Meredith for “good reason” as defined in the employment contract; Mr. Meredith was entitled to receive a payment equal to the product of 2.99 times the sum of Mr. Meredith’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Meredith by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract included material adverse changes in Mr. Meredith’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination for disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Meredith’s then unvested incentive stock options would vest and remain exercisable for six months following the date of termination of employment, and certain of Mr. Meredith’s benefits would continue for 12 months following such termination.

The following is an estimate of incremental payments to Mr. Meredith in the above-described termination scenarios (a) – (c), based on his annual salary as at December 31, 2011, and the value of his options as at December 31, 2011: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$1,200,000, a lump sum based on historical bonuses of US$815,000, a benefit amount of US$36,683, and acceleration of unvested options for an in the money value of US$6,260,304, for a total of US$8,311,987; (c) a lump sum based on salary of US$2,392,000, a lump sum based on historical bonuses of US$2,436,850, a benefit amount of US$36,683, and acceleration of unvested options for an in the money value of US$6,260,304, for a total of US$11,125,837.

As contemplated by the MOA, as of April 17, 2012, Mr. Meredith resigned as Deputy Chairman of the Corporation. In connection with his resignation, Mr. Meredith entered into a mutual release agreement (the “Meredith Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012. Subject to the approval of the termination benefits resolution (as described below in the section entitled “Withholding of Certain Termination Benefits in favour of Former Executives”), the Meredith Release Agreement provides Mr. Meredith with severance consisting of (i) a lump sum payment of approximately US$5.16 million, with approximately US$726,000 payable immediately and the balance to follow upon satisfaction of certain conditions listed in the Meredith Release Agreement, (ii) the vesting of 1,181,575 unvested options to purchase Common Shares, (iii) the vesting of 115,500 unvested options to purchase SouthGobi Shares, and (iv) the immediate payment of 62,500 escrowed bonus shares of the Corporation. Under the Meredith Release Agreement, the Corporation, on its own behalf and on behalf of its wholly-owned subsidiaries, and RTIH released Mr. Meredith from all specified claims that such parties may have against Mr. Meredith originating prior to the date of the Meredith Release Agreement, other than such claims based on fraud, illegality or an intentional misrepresentation of Mr. Meredith pursuant to a filing under applicable securities laws or in a written communication to the Government of Mongolia. Similarly, Mr. Meredith agreed to release the Corporation and all of its wholly-owned subsidiaries from all specified claims he may have against such parties originating prior to the date of the Meredith Release Agreement, other than such claims based on fraud.

Tony Giardini

Mr. Giardini was employed by the Corporation on May 1, 2006 as Chief Financial Officer. Mr. Giardini’s employment contract provided for an initial base salary, discretionary performance bonuses and stock option grants from time to time if and when awarded by the Corporation, housing benefit and other benefits and entitlements available to the Corporation’s other executive officers. Mr. Giardini’s employment contract also provided that: (a) the Corporation could terminate Mr. Giardini’s employment for cause; (b) the Corporation could terminate Mr. Giardini’s employment without cause, or upon his disability, in each case upon payment to Mr. Giardini of 12 months base salary; and, (c) in the event of (A) a change of control of the Corporation; and (B) within 24 months thereafter, the termination of the employment contract either by the Corporation other than for cause or disability or by Mr. Giardini for “good reason” as defined in the employment contract; Mr. Giardini was entitled to receive a payment equal to the product of two (2) times the sum of Mr. Giardini’s then base salary and the average of the two highest value aggregate annual performance bonuses paid to Mr. Giardini by the Corporation during the five completed fiscal years of the Corporation preceding the date of termination. “Good reason” under the contract included certain adverse changes in Mr. Giardini’s status or position in the Corporation, certain adverse changes to his compensation, benefits or employment terms, and acts constituting constructive dismissal at law. In the event of a termination for disability or without cause, or on a change of control followed by a termination or resignation with “good reason”, all of Mr. Giardini’s then unvested incentive stock options would vest and all his options would remain exercisable for six months following the date of termination of employment, and certain of Mr. Giardini’s benefits would continue for 12 months following termination.

The following is an estimate of incremental payments to Mr. Giardini in the above-described termination scenarios (a) – (c), based on his annual salary as at December 31, 2011, and the value of his options as at December 31, 2011: (a) no further wages, no lump sum payments, and no acceleration of unvested options, for a total of nil; (b) a lump sum based on salary of US$432,652, a benefit amount of US$18,190, and acceleration of unvested options for an in the money value of US$1,576,857, for a total of US$2,027,699; (c) a lump sum based on salary of US$865,304, a lump sum based on historical bonuses of US$816,139, a benefit amount of US$18,190, and acceleration of unvested options for an in the money value of US$1,576,857 for a total of US$3,276,490.

As contemplated by the MOA, as of April 17, 2012, Mr. Giardini resigned as Chief Financial Officer of the Corporation. In connection with his resignation, Mr. Giardini entered into a mutual release agreement (the “Giardini Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012. Subject to the approval of the termination benefits resolution (as described below in the section entitled “Withholding of Certain Termination Benefits in favour of Former Executives”), the Giardini Release Agreement provides Mr. Giardini with severance consisting of (i) a lump sum payment of approximately Cdn$2.05 million, with approximately Cdn$427,000 payable immediately and the balance to follow upon satisfaction of certain conditions listed in the Giardini Release Agreement, (ii) the vesting of 482,503 unvested options to purchase Common Shares, (iii) the vesting of 41,900 unvested options to purchase SouthGobi Shares, and (iv) the immediate payment of 17,125 escrowed bonus shares of the Corporation. Under the Giardini Release Agreement, the Corporation, on its own behalf and on behalf of its wholly-owned subsidiaries, and RTIH released Mr. Giardini from all specified claims that such parties may have against Mr. Giardini originating prior to the date of the Giardini Release Agreement, other than such claims based on fraud, illegality or an intentional misrepresentation of Mr. Giardini pursuant to a filing under applicable securities laws or in a written communication to the Government of Mongolia. Similarly, Mr. Giardini agreed to release the Corporation and all of its wholly-owned subsidiaries from all specified claims he may have against such parties originating prior to the date of the Giardini Release Agreement, other than such claims based on fraud.

Steve Garcia

The Corporation is party to an executive personnel services agreement, as amended, between the Corporation and the services corporation providing Mr. Garcia’s personal services as Executive Vice President of the Corporation. This contract provides that: (a) the Corporation may terminate the services arrangement for cause; (b) the Corporation may terminate Mr. Garcia’s employment without cause upon payment of 3 months’ base salary, in which event the bonus compensation under the services agreement will also become due and payable; and (c) the services corporation may terminate its arrangement with the Corporation on one month’s notice.

The following is an estimate of incremental payments to Mr. Garcia in the above-described termination scenarios (a) – (c), based on his annual salary as at December 31, 2011: (a) no further wages, for a total of nil; (b) a lump sum equal to 3 months’ base salary of US$125,000 plus US$1 million bonus payment; and, (c) no further wages, for a total of nil.

Robert Friedland

Robert Friedland served as Executive Chairman of the Corporation until May 2011 and as its Chief Executive Officer from October 2010 until April 2012. In connection with the MOA, as of April 17, 2012, Mr. Friedland resigned as a Director and Chief Executive Officer of the Corporation, and concurrent therewith, the Corporation and Mr. Friedland entered into a separation agreement (the “RMF Separation Agreement”) to govern their respective rights and obligations following his resignation. The RMF Separation Agreement covers various matters, including confidentiality, non-competition, non-solicitation, mutual releases of liability among the Corporation, Rio Tinto and Mr. Friedland, and Corporation director nomination rights. Pursuant to the RMF Separation Agreement, Mr. Friedland entered into a mutual release agreement (the “Friedland Release Agreement”) with the Corporation and RTIH dated as of April 17, 2012. The Friedland Release Agreement provided Mr. Friedland with (i) a lump sum payment of approximately US$650,000, and (ii) subject to the approval of the termination benefits resolution (as described below in the section entitled “Withholding of Certain Termination Benefits in favour of Former Executives”), the vesting of 768,658 unvested options to purchase Common Shares and the entitlement to receive cash in lieu of Common Shares upon the exercise thereof, as described below under “Withholding of Certain Termination Benefits in favour of Former Executives” Under the Friedland Release Agreement, the Corporation, on its own behalf and on behalf of its wholly-owned subsidiaries, and RTIH released Mr. Friedland from all specified claims that such parties may have against Mr. Friedland originating prior to the date of the Friedland Release Agreement, other than such claims based on fraud, illegality or an intentional misrepresentation of Mr. Friedland pursuant to a filing under applicable securities laws or in a written communication to the Government of Mongolia. Similarly, Mr. Friedland agreed to release the Corporation and all of its wholly-owned subsidiaries from all specified claims he may have against such parties originating prior to the date of the Friedland Release Agreement, other than such claims based on fraud.

The option agreements with substantially all the officers and employees, including the NEOs, provide that if an optionee involuntarily ceases to be employed for any reason other than cause or death within 12 months of a change of control, unvested options held by such optionee would vest. In this scenario, based on the value of his options at December 31, 2011, the acceleration of unvested options would have an in the money value (i) for Mr. Macken, US$9,373,405 as set out above; (ii) for Mr. Meredith, US$6,260,304 as set out above; (iii) for Mr. Giardini, US$1,576,857 as set out above; (iv) for Mr. Friedland, US$4,802,813, and (v) for Mr. Garcia, US$2,532,218.

Certain NEOs also hold option agreements with SouthGobi, an affiliate of the Corporation, which provide that if the optionee involuntarily ceases to be employed by SouthGobi or certain of its affiliates for any reason other than cause or death within 12 months of a change of control of SouthGobi, unvested options held by such optionee would vest. In this scenario, based on the value of options at December 31, 2011, the acceleration of unvested options would have an in the money value (i) for Mr. Macken, US$ nil; (ii) for Mr. Meredith, US$ nil; (iii) for Mr. Giardini, US$ nil; and for Mr. Friedland, US$ nil.

Withholding of Certain Termination Benefits in favour of Former Executives

On April 17, 2012, certain members of the Corporation’s senior management (including Robert Friedland, John Macken, Peter Meredith Tony Giardini and Sam Riggall) (the “Former Executives”) ceased employment with the Corporation and its subsidiaries, other than Peter Meredith who continues as Chairman of SouthGobi. Douglas Kirwin has also ceased employment with the Corporation and its subsidiaries and, therefore, is also a Former Executive. Upon cessation of his employment, each Former Executive became entitled to receive certain termination benefits in connection with such cessation including, in the case of Messrs. Macken, Meredith and Giardini, the termination benefits more particularly described above under the heading “Termination and Change of Control Benefits Provisions in Employment Contracts”.

The Corporation’s subsidiary, Ivanhoe Australia, is subject to legal restrictions in Australia (“Australian Law”) that prohibit Ivanhoe Australia or any of its related bodies corporate from giving a benefit in connection with a person’s retirement from an office, or position of employment, in Ivanhoe Australia or any of its related bodies corporate (“termination benefit”) if the office or position is a “managerial or executive office” or the person has, at any time in the last three years before retirement, held a managerial or executive office in Ivanhoe Australia or any of its related bodies corporate unless the giving of the benefit has been approved by Ivanhoe Australia’s shareholders in accordance with the requirements of Australian Law or the benefit is otherwise exempted. Retirement is defined to include loss of, and resignation from, an office (including as a result of death in office).

Insofar as Ivanhoe Australia is a subsidiary of the Corporation, the Corporation is a related body corporate of Ivanhoe Australia and, therefore, Australian Law appears to prohibit the Corporation from giving certain termination benefits to the Former Executives in connection with the cessation of their employment even though the relevant termination benefits:

•	are not to be given (directly or indirectly) by Ivanhoe Australia or any subsidiary of Ivanhoe Australia;

•	will not result in Ivanhoe Australia incurring any cost; and

•	do not require approval by the Corporation’s shareholders;

and even though the giving of the benefit would not contravene Canadian or other applicable foreign law.

While it is arguable whether the Australian Law extends to arrangements that have no relevant connection to Australia, the Corporation has requested that Ivanhoe Australia seek the approval of its shareholders to ensure that the Corporation is able to honour its commitments to the Former Executives (and others in respect of whom the Corporation may owe termination benefits upon a future cessation of their employment) in respect of whom the Australian Law potentially applies and to give them termination benefits in accordance with their contractual and other entitlements without potentially contravening the Australian Law.

An ordinary resolution for the approval of the relevant termination benefits by the shareholders of Ivanhoe Australia is to be voted on at the annual general meeting of Ivanhoe Australia scheduled to be held in Melbourne, Australia on May 29, 2012 (the “termination benefits resolution”). The termination benefits resolution applies to directors and employees (current or future) who, at the time of their termination of office or position, hold managerial or executive office in relation to the Corporation or any of its subsidiaries or held such office in the three years prior to their termination. The termination benefits resolution specifically applies to termination benefits to be given to certain named individuals, including the following Former Executives:

•

Robert Friedland, in respect of (i) the vesting of 768,658 unvested options to purchase Common Shares and (ii) the entitlement to receive, in lieu of Common Shares, upon the exercise of stock options a cash payment equivalent to the fair market value (determined at the time immediately before exercise) of the number of Common Shares that he would have been entitled to receive, less the amount of the exercise price that he would have been required to pay to exercise the stock options;

•

Tony Giardini, in respect of (i) a Cdn$2,048,190.30 cash severance payment, (ii) the vesting of 482,503 unvested options to purchase Common Shares, (iii) the vesting of 41,900 unvested options to purchase SouthGobi Shares, and (iv) the vesting of 17,125 unvested bonus Common Shares;

•

John Macken, in respect of (i) a Cdn$5,159,949.26 cash severance payment, (ii) the vesting of 1,420,048 unvested options to purchase Common Shares, (iii) the vesting of 64,740 unvested options to purchase SouthGobi Shares, (iv) an indemnity in respect of the payment of United States excise taxes levied on termination benefits payable upon cessation of employment following a change of control of the Corporation, and (v) the vesting of 62,500 unvested bonus Common Shares;

•

Peter Meredith, in respect of (i) a Cdn$5,164,532.54 cash severance payment, (ii) the vesting of 1,181,575 unvested options to purchase Common Shares, (iii) the vesting of 115,500 unvested options to purchase SouthGobi Shares, and (iv) the vesting of 62,500 unvested bonus Common Shares; and

•

Sam Riggall, in respect of (i) an Aus$3,965,207.06 cash severance payment, (ii) the vesting of 487,317 unvested options to purchase Common Shares, (iii) the vesting of 20,000 unvested options to purchase SouthGobi Shares, and (iv) the vesting of 27,000 unvested bonus Common Shares.

Although Steve Garcia continues to act as an executive officer of the Corporation, the termination benefits resolution also specifically applies to termination benefits to be given to Mr. Garcia if his employment is terminated without cause. These termination benefits currently include (i) a US$125,000 cash severance payment, (ii) acceleration of the payment of a US$1,000,000 bonus payment Mr. Garcia will earn upon substantial completion of the Oyu Tolgoi project, (iii) the vesting of 376,169 unvested options to purchase Common Shares, and (iv) the vesting of 16,500 unvested bonus Common Shares.

The approval of the termination benefits resolution by Ivanhoe Australia’s shareholders is being sought out of an abundance of caution and certain of the termination benefits described above that are to be given to the Former Executives (“Withheld Benefits”) are being withheld pending such approval. The Corporation has no reason to believe that the termination benefits resolution will not be passed and it is expected that the Withheld Benefits will be given to the Former Executives once the termination benefits resolution has been passed (they may also be given in other limited circumstances). An escrow arrangement applies to the Withheld Benefits in the interim.

COMPENSATION OF DIRECTORS

Each non-management Director receives a retainer of Cdn$100,000 per annum. Mr. David Huberman received an additional retainer per annum for acting as Chairman of the Board, the compensation of which was set at Cdn$275,000 per annum, commencing August, 2011. This retainer was an increase from Cdn$150,000 he had been receiving for his role as Lead Director to reflect the additional responsibilities of such role. Mr. David Korbin received a per annum payment for acting as the Chairman of the Audit Committee of Cdn$40,000 per annum in 2011, which retainer was increased to Cdn$50,000 per annum in 2012. The Chair of the Compensation Committee received a per annum payment of Cdn$40,000 in 2011. The Chairs of the Nominating and Corporate Governance Committee and the Safety, Health and Environment Committee received a payment of Cdn$20,000 each per annum in 2011.

Each non-management Director receives a fee of Cdn$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate. Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy. In 2011, each non-management Director (other than any Director who is an employee of Rio Tinto in accordance with Rio Tinto’s corporate policy) also received an annual grant of incentive stock options exercisable to purchase up to 30,000 Common Shares, such options having a seven year term and fully vesting on the first anniversary of the date of the grant. Effective January 1, 2011, a travel fee of Cdn$2,000 was approved to be payable to any non-management Director who travels to attend meetings, the venue of which is more than three (3) hours travel time from the Director’s home. Each executive Director and each non-management Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a Director.

In light of recent corporate developments and Board changes, the Compensation Committee expects to review its compensation policies for Directors during 2012 with assistance from compensation consultants to the extent deemed advisable.

The following table reflects compensation earned by Directors in respect of fiscal 2011 under the compensation arrangements described above.

Directors’ Compensation for Fiscal 2011(1)

NAME	FEES EARNED (US$)(2)	SHARE-BASED AWARDS (US$)	OPTION-BASED AWARDS(6) (US$)	NON-EQUITY INCENTIVE PLAN COMPENSATION (US$)	PENSION VALUE (US$)	ALL OTHER COMPENSATION (US$)	TOTAL COMPENSATION (US$)
Howard Balloch(4)	97,061	Nil	932,492	Nil	Nil	Nil	1,029,553

Markus Faber(11)	152,669	Nil	961,289	Nil	Nil	Nil	1,113,958

R. Edward Flood(10) (11)	173,643	Nil	791,199	Nil	Nil	Nil	964,842

Michael Gordon(12)	157,703	Nil	503,120	Nil	Nil	Nil	660,823

Andrew Harding(7)	104,307	Nil	Nil	Nil	Nil	Nil	104,307

Robert Holland(12)	149,614	Nil	432,977	Nil	Nil	Nil	582,591

David Huberman(12)	368,886	Nil	599,216	Nil	Nil	Nil	968,102

David Korbin(5) (11)	241,620	Nil	690,816	Nil	Nil	Nil	932,436

Daniel Larsen(9)	54,694	Nil	Nil	Nil	Nil	Nil	54,694

Livia Mahler(11)	150,647	Nil	653,295	Nil	Nil	Nil	803,942

Kay Priestly(8)	110,373	Nil	Nil	Nil	Nil	Nil	110,373

Tracy Stevenson(11)	160,225	Nil	499,674	Nil	Nil	Nil	659,899

Kjeld Thygesen(3)	11,964	Nil	583,534	Nil	Nil	Nil	595,498

Dan Westbrook(11)	170,776	Nil	503,120	Nil	Nil	Nil	673,896

(1)	Messrs. Friedland, Macken and Meredith were members of management in fiscal 2011 and did not receive compensation as Directors. Accordingly, the compensation details for Messrs. Friedland, Macken and Meredith have been excluded from the table, as such information is included in the Named Executive Officer table set forth under the heading “Summary Compensation for the Corporation”.
(2)	The sums represented in the Fees Earned column of this table represent Director retainers, fees earned from acting as Chairman of each of the Board committees, remuneration for attending meetings and conference calls of the Directors.
(3)	Mr. Thygesen resigned from the Board of Directors in February 2011.
(4)	Mr. Balloch resigned from the Board of Directors in July 2011.
(5)	The Fees Earned by Mr. Korbin included the retainer for acting as Chairman of each of the Audit Committee and of the Compensation & Benefits Committee.
(6)	The Corporation uses the Black-Scholes option-pricing model for determining fair value of stock options issued as at the grant date. This practice and certain assumptions are further described in footnote (8) to the “Summary Compensation Table” for NEOs above. The practice of the Corporation is to grant all option based awards in Canadian currency, and then convert the grant date fair value amount to U.S. currency for reporting the value of the grants in the Corporation’s financials. The conversion rate for each grant is the exchange rate on the date the grant is made in Canadian currency. See “2011 Corporation Options Granted to Directors” below.
(7)	Mr. Harding’s non-management Director retainer and fees are paid directly to Rio Tinto.
(8)	Ms. Priestly was appointed to the Board of Directors in February 2011. Ms. Priestly’s non-management Director retainer and fees are paid directly to Rio Tinto.
(9)	Mr. Larsen was appointed to the Board of Directors in July 2011. Mr. Larsen’s non-management Director retainer and fees are paid directly to Rio Tinto.
(10)	Includes the following payments from SouthGobi: $42,206 in Fees Earned; $166,998 in Option-based Awards; and $209,204 in Total Compensation.
(11)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors in April 2012. Ms. Mahler was reappointed to the Board in May 2012.
(12)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors in May 2012.

2011 Corporation Options Granted to Directors

Name	Company that Granted Options	Date of Grant	Options Granted	Exercise Price	Exchange Rates Cdn to USD	Basis of Grant
Howard Balloch(2)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$10.56	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$13.35	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$9.64	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,358	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$8.20	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
Markus Faber(3)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$10.56	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$13.35	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$9.64	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	4.478	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$8.20	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
R. Edward Flood(3)	Ivanhoe Mines Ltd.	2/11/2011	4,813	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
	SouthGobi Resources Ltd	8/15/2011	35,000	$9.43	$0.9838	SouthGobi Grant
Michael Gordon(4)	Ivanhoe Mines Ltd.	2/11/2011	7,463	$19.18	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
Robert Holland(4)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$26.04	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
David Huberman(4)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$13.35	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	1,679	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
David Korbin(3)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$13.35	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$9.64	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	2,518	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
Livia Mahler(3)	Ivanhoe Mines Ltd.	2/11/2011	7,463	$8.20	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
Tracy Stevenson(3)	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant
Kjeld Thygesen(1)	Ivanhoe Mines Ltd.	2/11/2011	3,731	$10.56	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$13.35	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	3,731	$9.64	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	4,478	$2.82	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$8.20	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	2/11/2011	7,463	$15.25	$0.9874	Anti-dilution Grant
Dan Westbrook(3)	Ivanhoe Mines Ltd.	2/11/2011	7,463	$19.18	$0.9874	Anti-dilution Grant
	Ivanhoe Mines Ltd.	5/10/2011	30,000	$23.86	$0.9568	Annual 2011 Grant

(1)	Mr. Thygesen resigned from the Board of Directors in February 2011.
(2)	Mr. Balloch resigned from the Board of Directors in July 2011.
(3)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors in April 2012. Ms. Mahler was reappointed to the Board in May 2012.
(4)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors in May 2012.

Outstanding share-based awards and option-based awards for Directors as at December 31, 2011

			Option-based Awards
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$/Option)	Option Expiration Date	Market Value of Unexercised in- the-Money Options (US$) (1)
Howard Balloch(6)	Ivanhoe Mines Ltd.	28,731	$13.35	May 11, 2012	$133,911
	Ivanhoe Mines Ltd.	8,620	$2.82	Nov. 13, 2015	$129,429
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Markus Faber(7)	Ivanhoe Mines Ltd.	28,731	$13.35	May 11, 2012	$133,911
	Ivanhoe Mines Ltd.	28,731	$9.64	May 9, 2013	$238,723
	Ivanhoe Mines Ltd.	34,478	$2.82	Nov. 13, 2015	$517,687
	Ivanhoe Mines Ltd.	57,463	$8.20	May 8, 2016	$558,818
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
R. Edward Flood(7)	Ivanhoe Mines Ltd.	37,063	$2.82	Nov. 13, 2015	$556,501
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	25,000	$13.80	May 21, 2013	Nil
	SouthGobi Resources Ltd.	20,000	$5.10	Nov 27, 2013	$17,699
	SouthGobi Resources Ltd.	35,000	$10.21	May 6, 2014	Nil
	SouthGobi Resources Ltd.	35,000	$12.58	Aug. 13, 2015	Nil
	SouthGobi Resources Ltd.	35,000	$9.43	Aug. 15, 2016	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Michael Gordon(8)	Ivanhoe Mines Ltd.	57,463	$19.18	Sept. 15, 2017	Nil
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Andrew Harding(2)	Ivanhoe Mines Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Robert Holland(8)	Ivanhoe Mines Ltd.	28,731	$26.04	Nov. 15, 2017	Nil
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
David Huberman(8)	Ivanhoe Mines Ltd.	6,465	$2.82	Nov. 13, 2015	$97,072
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
David Korbin(7)	Ivanhoe Mines Ltd.	6,469	$2.82	Nov. 13, 2015	$97,132
	Ivanhoe Mines Ltd.	40,000	$15.25	May 7, 2017	$111,703
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Daniel Larsen(4)	Ivanhoe Mines Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Livia Mahler(7)	Ivanhoe Mines Ltd.	57,463	$8.20	May 8, 2016	$558,818
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

		Option-based Awards
Name	Issuer of Option-based Award	Number of Securities Underlying Unexercised Options	Option Exercise Price (C$/Option)	Option Expiration Date	Market Value of Unexercised in- the-Money Options (US$) (1)
Kay Priestly(3)	Ivanhoe Mines Ltd.	Nil	Nil	Nil	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Tracy Stevenson(7)	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Kjeld Thygesen(5)	Ivanhoe Mines Ltd.	28,731	$13.35	May 11,2012	$133,911
	Ivanhoe Mines Ltd.	28,731	$9.64	May 9, 2013	$238,723
	Ivanhoe Mines Ltd.	34,478	$2.82	Nov. 13, 2015	$517,687
	Ivanhoe Mines Ltd.	57,463	$8.20	May 8, 2016	$558,818
	Ivanhoe Mines Ltd.	57,463	$15.25	May 7, 2017	$160,470
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil
Dan Westbrook(7)	Ivanhoe Mines Ltd.	57,463	$19.18	Sept. 15, 2017	Nil
	Ivanhoe Mines Ltd.	30,000	$23.86	May 10, 2018	Nil
	SouthGobi Resources Ltd.	Nil	Nil	Nil	Nil
	Ivanhoe Australia Limited	Nil	Nil	Nil	Nil

(1)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2011 and the Exercise Price of the options. This amount is converted from Cdn$ to US$ at the Bank of Canada noon rate on December 31, 2011.
(2)	Mr. Harding resigned from the Board of Directors in July 2010 and was reappointed in February 2011.
(3)	Ms. Priestly was appointed to the Board of Directors in February 2011.
(4)	Mr. Larsen was appointed to the Board of Directors in July 2011.
(5)	Mr. Thygesen resigned from the Board of Directors in February 2011.
(6)	Mr. Balloch resigned from the Board of Directors in July 2011.
(7)	Pursuant to the MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors in April 2012. Ms. Mahler was reappointed to the Board in May 2012.
(8)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors in May 2012.

Incentive Plan Awards – value vested or earned during 2011

Name	Issuer of Option-based Award	Option-based Awards – Value Vested During the Year (US$)(6)
Howard Balloch(5)	Ivanhoe Mines Ltd.	$1,088,739
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Markus Faber(7)	Ivanhoe Mines Ltd.	$1,117,364
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
R. Edward Flood(7)	Ivanhoe Mines Ltd.	$900,220
	SouthGobi Resources Ltd.	$10,535
	Ivanhoe Australia Limited	Nil
Michael Gordon(8)	Ivanhoe Mines Ltd.	$142,657
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Andrew Harding(1)	Ivanhoe Mines Ltd.	Nil
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil

Name	Issuer of Option-based Award	Option-based Awards – Value Vested During the Year (US$)(6)
Robert Holland(8)	Ivanhoe Mines Ltd.	Nil
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
David Huberman(8)	Ivanhoe Mines Ltd.	$734,557
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
David Korbin(7)	Ivanhoe Mines Ltd.	$825,662
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	$45,147
Daniel Larsen(3)	Ivanhoe Mines Ltd.	Nil
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Livia Mahler(7)	Ivanhoe Mines Ltd.	$710,496
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Kay Priestly(2)	Ivanhoe Mines Ltd.	Nil
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Tracy Stevenson(7)	Ivanhoe Mines Ltd.	$560,301
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Kjeld Thygesen(4)	Ivanhoe Mines Ltd.	$1,117,364
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil
Dan Westbrook(7)	Ivanhoe Mines Ltd.	$142,657
	SouthGobi Resources Ltd.	Nil
	Ivanhoe Australia Limited	Nil

(1)	Mr. Harding resigned from the Board of Directors in July 2010 and was reappointed in February 2011.
(2)	Ms. Priestly was appointed to the Board of Directors in February 2011.
(3)	Mr. Larsen was appointed to the Board of Directors in July 2011.
(4)	Mr. Thygesen resigned from the Board of Directors in February 2011.
(5)	Mr. Balloch resigned from the Board of Directors in July 2011.
(6)	The “Option-based Awards – Value Vested During the Year” amounts are calculated on the basis of the difference between the closing price of the Common Shares on the TSX on the date of vesting and the Exercise Price of the Options. This amount has been converted from Cdn$ to US$ at the Bank of Canada noon rate on the date of vesting.
(7)	Pursuant to MOA, Messrs. Faber, Korbin, Flood, Stevenson and Westbrook and Ms. Mahler resigned from the Board of Directors in April 2012. Ms. Mahler was reappointed to the Board in May 2012.
(8)	Messrs. Gordon, Holland and Huberman resigned from the Board of Directors in May 2012.

Withholding of Certain Termination Benefits in favour of Former Directors

On April 17, 2012, certain Directors, including Dan Westbrook, Tracy Stevenson, Livia Mahler, David Korbin, Markus Faber and Edward Flood (the “Former Directors”) resigned. Upon resigning, each Former Director became entitled to receive certain termination benefits in connection with such resignations.

The termination benefits resolution being sought in respect of the termination benefits that are to be given to the Former Executives, will also apply to the termination benefits to be given to the Former Directors. See “Executive Compensation—Withholding of Certain Termination Benefits in favour of Former Executives” in this Management Proxy Circular.

The termination benefits to be given to the Former Directors to which the termination benefit resolution applies are as follows:

•	Dan Westbrook, in respect of the vesting of 30,000 unvested options to purchase Common Shares;

•	Tracy Stevenson, in respect of the vesting of 30,000 unvested options to purchase Common Shares;

•	Livia Mahler, in respect of the vesting of 30,000 unvested options to purchase Common Shares;

•	David Korbin, in respect of the vesting of 36,465 unvested options to purchase Common Shares;

•	Markus Faber, in respect of the vesting of 38,620 unvested options to purchase Common Shares; and

•	Edward Flood, in respect of the vesting of 48,532 unvested options to purchase Common Shares.

The termination benefits described above that are to be given to the Former Directors are being treated as Withheld Benefits that are being withheld until the termination benefits resolution is passed. The Corporation has no reason to believe that the termination benefits resolution will not be passed and it is expected that the Withheld Benefits will be given to the Former Directors once the termination benefits resolution has been passed (they may also be given in other limited circumstances).

EQUITY COMPENSATION PLAN INFORMATION

All of the incentive stock options and equity compensation the Corporation granted in 2011 were made under the Equity Incentive Plan, attached as Schedule “G” to this Management Proxy Circular. The Equity Incentive Plan is the only equity compensation plan the Corporation has in effect and is intended to secure for the Corporation and its shareholders the benefits of incentive inherent in share ownership by the employees and directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. The Corporation’s shareholders have approved the Equity Incentive Plan and all amendments thereto. The following information is at May 24, 2012:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Security holders	21,302,449	14.22	26,887,692

Equity compensation plans not approved by Security holders	Nil	Nil	—

Total	21,302,449	14.22	26,887,692

Summary of Equity Incentive Plan

Overview

The Equity Incentive Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares; a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.

The eligible participants in the Equity Incentive Plan include directors of the Corporation or any affiliate, any full time and part time employees (including officers) of the Corporation or any affiliate thereof that the Board determines to be employees eligible for participation in the Equity Incentive Plan. Persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of twelve (12) months or more are eligible for participation in the Equity Incentive Plan as the Board determines.

The Equity Incentive Plan is administered by the Compensation Committee appointed by the Board.

Option Plan

Option Grants

The Option Plan authorizes the Board, on the recommendation of the Compensation Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation Committee, at the time of the grant, subject to the defined parameters of the Option Plan.

Exercise Price

The exercise price of any option granted under the Equity Incentive Plan cannot be less than the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period and Vesting

Options are exercisable for seven years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of four years from the date of grant, as to one-quarter of the total number of shares under option after each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made and as otherwise described in “Equity Compensation Plan Information – Summary of Equity Incentive Plan—Amendment Procedure.”

Blackout Expiration Term

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, trading of the Corporation’s securities, including the exercise by directors, officers, employees and certain others of options to purchase Common Shares, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Equity Incentive Plan, the expiration of the terms of options held by insiders and other plan participants is the later of the original expiry date and a date that is ten (10) business days following the end of such blackout period.

Stock Appreciation Rights

Optionees under the Equity Incentive Plan also have a stock appreciation right which effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to the option by the Fair Market Value of one Common Share.

Financial Assistance

The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

Adjustments

If there is any change in the Common Shares through the declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassification of Common Shares, or otherwise, the number of Common Shares available under the Equity Incentive Plan, the Common Shares subject to any option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for the purposes of the Equity Incentive Plan.

Termination or Death

If an optionee dies while employed by the Corporation, any option held by him will be exercisable for a period of twelve (12) months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then the options will be exercisable for a period of up to twelve (12) months or prior to the expiration of the options (whichever is sooner).

Bonus Plan

The Bonus Plan permits the Board, on the recommendation of the Compensation Committee, to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 4,500,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.

Purchase Plan

Participation Criteria

Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board on the recommendation of the Compensation Committee) of continuous service and who elect to participate.

Contribution Limits

The Equity Incentive Plan provides that the Board, on the recommendation of the Compensation Committee, may determine contribution limits for the Purchase Plan, subject to a maximum 10% contribution of plan participants’ base salaries. The Purchase Plan established by the Board provides that, until an eligible participant withdraws or the Board terminates or suspends the Purchase Plan, such eligible employee is entitled to contribute an amount, not to exceed their respective contribution limit, to the Purchase Plan. The Corporation (at the discretion of the Board) makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis. The aggregate number of Common Shares that may be issued under the Purchase Plan will be limited to 1,000,000 Common Shares.

Number of Shares

Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the TSX during the quarter.

Termination of Employment

If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.

Transferability

Benefits, rights and options under the Equity Incentive Plan are non-transferable and during the lifetime of an Equity Incentive Plan participant, may only be exercised by such participant.

Amendment Procedure

The Board, based on the recommendation of the Compensation Committee, has the authority and discretion to amend, either prospectively or retrospectively, the Equity Incentive Plan and any option or other awards granted thereunder without shareholder approval for all matters, including the matters set forth in Section 5.7 of the Equity Incentive Plan, except for those matters requiring shareholder approval. Subject to regulatory approval and the exceptions described in the Equity Incentive Plan, shareholder approval will only be required for: (i) an amendment to the aggregate number of Shares that may be reserved for issuance under the Share Bonus Plan component of the Equity Incentive Plan; (ii) an amendment to the aggregate percentage of Common Shares issuable under the Equity Incentive Plan; (iii) an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued to “Insiders” under the Equity Incentive Plan; (iv) an amendment that would reduce the exercise price of an outstanding Option under the Equity Incentive Plan; (v) an amendment that would extend the expiry date of the Option Period in respect of any Option granted under the Plan; (vi) an amendment that would accelerate the vesting of an Option held by an optionee, except upon the death, disability or retirement of such optionee, a change in control of the Corporation, or in the case of a non-material variation of any performance milestone required for the vesting of the options; and (vii) an amendment to the amending provisions under the Equity Incentive Plan.

Share Issuance Limits

The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed five per cent (5%), and to Insiders under the Equity Incentive Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Equity Incentive Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Equity Incentive Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.

Securities Issued and Unissued under the Equity Incentive Plan

There are 741,386,789 Common Shares issued and outstanding as at May 24, 2012. Since the date of inception of the Equity Incentive Plan on June 26, 1996, the Common Shares authorized for issuance under the Equity Incentive Plan have been issued or reserved for issuance as follows:

	Number of Common Shares	% of Issued and Outstanding Common Shares
Common Shares reserved for future issuance which are granted and, as yet, unexercised options under Option Plan	21,302,449	2.87%

Common Shares previously issued pursuant to Purchase Plan	812,850	0.11%

Common Shares previously issued pursuant to Bonus Plan	3,168,116	0.43%

Unissued Common Shares available for future awards under Bonus Plan	1,331,884	0.18%

Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan(1)	25,555,808	3.45%

Maximum number of Common Shares available for issuance under Equity Incentive Plan	48,190,141	6.5%

(1)	Does not include unissued Common Shares available for future awards under the Bonus Plan which may be used for grants under the Option Plan and Share Purchase Plan.

There are no entitlements to Common Shares under the Equity Incentive Plan which are subject to ratification by shareholders. There are no equity incentive plans which have not been approved by shareholders.

Amendments

Under the Equity Incentive Plan, the Board has the authority, without shareholder approval, to amend options to (i) provide for accelerated vesting of options upon the death, disability or retirement of an optionee, or upon a change of control of the Corporation; (ii) make non-material variations of any performance milestones required for the vesting of options; and (iii) establish the length of time during which an option will remain exercisable following a termination event, subject to the parameters set out in the Equity Incentive Plan and the expiry date of the option. In 2011, the Board exercised this authority to:

(i)	amend the option agreements with substantially all of its officers, employees and service providers (“Employee Agreements”) to provide for the immediate vesting of unvested options if an optionee involuntarily ceases to be an officer, employee or service provider for any reason other than cause or death within 12 months of a change of control of the Corporation and, in connection with a change of control, to provide for accelerated vesting at the Board’s discretion of all unvested options whether or not the optionee has involuntarily ceased to be an employee;

(ii)	amend the option agreements with its directors (“Director Agreements”) to provide for accelerated vesting if the director resigns at the Corporation’s request prior to completion of his or her term or is otherwise excluded from management’s nominees for election at any meeting of the Corporation’s shareholders at which directors are elected, in which event such options held by such optionees will remain exercisable for six months following such retirement event;

(iii)	amend the vesting criteria pertaining to a total of 9,000 options issued to one optionee to provide for immediate vesting as a result of such employee’s retirement due to ill-health;

(iv)	amend certain performance based vesting criteria pertaining to a total of 37,925 options issued to four optionees to acknowledge substantial performance of the relevant criteria by such optionees despite delays in the negotiation of an investment agreement between the Corporation and the Government of Mongolia that made the complete performance beyond the control of such individuals and therefore, effectively impossible to attain; and

(v)	amend the Employee Agreements and the Director Agreements to (a) set the period for exercise of options to end at 12 months following death of an optionee; and (b) set the period for exercise of options to end at six (6) months (under the Employee Agreements) and 12 months (under the Director Agreements) in the event of a non-cause termination, in each case subject to earlier termination of the option at its original expiry date.

Anti-Dilution Adjustments

All incentive stock options issued to Directors, employees and service providers prior to the 2011 Rights Offering Record Date have been adjusted. See “Executive Compensation – Option Adjustments Related to Rights Offering” on page 38 of this Management Proxy Circular.

CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”) believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange (“NYSE”).

The Corporation is engaged in an ongoing review of its corporate governance practices against the CSA Corporate Governance Guidelines. Those practices currently include:

(i)	adopting and maintaining a written mandate for the Board of Directors;

(ii)	appointing an independent Director as Chairman of the Board, with specific responsibility for maintaining the independence of the Board of Directors and ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

(iii)	appointing and maintaining a Compensation Committee consisting solely of independent Directors;

(iv)	appointing and maintaining a Nominating and Corporate Governance Committee consisting of a majority of independent Directors;

(v)	adopting and maintaining charters for each of the Corporation’s Board committees, being the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Safety, Health and Environment Committee, formalizing the mandates of those committees;

(vi)	establishing and maintaining a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

(vii)	adopting and maintaining a comprehensive Corporate Disclosure, Confidentiality and Securities Trading Policy, and Disclosure Controls and Procedures;

(viii)	adopting and publishing a Statement of Values and Responsibilities;

(ix)	adopting and publishing a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of Directors, officers and employees;

(x)	adopting a companion booklet to the Code of Business Conduct and Ethics to provide Directors, officers, employees, consultants, advisors and contractors with general information with respect to the anti-bribery laws in both Canada and the United States;

(xi)	adopting and maintaining formal written position descriptions for the Chief Executive Officer, the Chief Financial Officer, the Chairman and the Chairs of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, clearly defining their respective roles and responsibilities;

(xii)	adopting and maintaining a whistleblower policy administered by an independent third party; and

(xiii)	implementing and carrying out a formal process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors, on a regular basis.

The Common Shares are listed on the TSX, and on the NYSE and are also quoted on the NASDAQ Stock Market (“NASDAQ”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. As part of the Sarbanes Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and independently, the SEC has enacted and proposed a number of regulations relating to corporate governance standards for U.S. listed companies. In addition, the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for domestic NYSE and NASDAQ-listed companies.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practice” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there is a heightened independence requirement for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the heightened standard of independence for audit committee members is mandatory.

Subject to certain exceptions, including the requirement pertaining to the composition and independence of audit committees, foreign private issuers, like the Corporation, are exempt from any requirement of the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules which is contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. The Corporation believes that it is in full compliance with all of the applicable requirements of the CSA Audit Committee Rules and all requirements of the Sarbanes-Oxley Act, the NASDAQ Corporate Governance Rules and the NYSE Corporate Governance Rules applicable to foreign private issuers for which no exemption is available. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines.

Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of 11 persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of six (6) “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and five (5) “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
Jill Gardiner	Warren Goodman(1)
R. Peter Gillin	Andrew Harding(1)
Isabelle Hudon	Daniel Larsen(1)
Dr. David Klingner	Peter Meredith(2)
Livia Mahler	Kay Priestly(3)
Russel C. Robertson

(1)	Messrs. Goodman, Harding and Larsen, executive officers within the Rio Tinto Group, are considered to be non-independent Director nominees as a result of the material relationship between the Corporation and the Rio Tinto Group.
(2)	Mr. Meredith, Chairman of the Corporation’s subsidiary SouthGobi, and a former senior officer of the Corporation, is considered to be a non-independent Director.
(3)	Ms. Priestly, Chief Executive Officer of the Corporation and a former senior officer within the Rio Tinto Group, is considered to be a non-independent Director.

Rio Tinto beneficially holds 50.90% of the Corporation’s voting securities as of May 24, 2012. The Board has determined that six (6) of eleven (11) Director nominees of management for election as Directors at the Meeting, in Jill Gardiner, R. Peter Gillin, Isabelle Hudon, David Klingner, Livia Mahler and Russel C. Robertson all of whom are nominees of management for election as Directors at the Meeting are “independent” of each of the Corporation and Rio Tinto, as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

It is proposed that Charles Lenegan and Jeffery D. Tygesen will also be appointed as Directors at the first meeting of the Board held after July 24, 2012. For further information, see “Election of Directors – Additional Director Appointees” on page 19 of this Management Proxy Circular. Accordingly, upon such appointments, it is expected that the Board will consist of seven (7) “independent” Directors (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and six (6) “non-independent” Directors.

The Board believes that the nomination by management of more than 54% independent Directors for election at the Meeting (and more than 53% independent Directors upon the appointment of Charles Lenegan and Jeffery D. Tygesen as set out above) fairly reflects the investment in the Corporation by shareholders other than the major shareholder. The Board is satisfied with the size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

Notwithstanding the above, the Corporation and Rio Tinto have agreed to certain matters concerning the future composition of the Board. Refer to the section entitled “Nomination Rights” of this Management Proxy Circular for further details concerning Board composition.

Mandate of the Board

Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board of Directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The Board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the Board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.

The Board of Directors’ mandate requires that the Board of Directors be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The Board of Directors is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligations of the Board of Directors must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board of Directors may have to assume a more direct role in managing the affairs of the Corporation.

In discharging this responsibility, the Board of Directors’ mandate provides that the Board of Directors oversees and monitors significant corporate plans and strategic initiatives. The Board of Directors has adopted a strategic planning process which involves, among other things, the following:

a)	at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management;

b)	meetings of the Board of Directors, at least quarterly, to discuss strategic issues;

c)	the Board of Directors reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis; and

d)	the Board of Directors also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning process adopted by the Board of Directors takes into account, among other things, the opportunities and risks of the business.

As part of its ongoing review of business operations, the Board periodically reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Corporation’s business.

The mandate provides that the Board also expects management to provide the Directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively. The Board expects management to efficiently implement its strategic plans for the Corporation, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by shareholders.

Each Committee of the Board is empowered to engage external advisors as it sees fit. Any individual Director is entitled to engage an outside advisor at the expense of the Corporation provided such Director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.

The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer; the Chief Financial Officer, the Vice-President and Corporate Secretary; the Vice-President, Project Evaluation and Development; the Vice-President, Project Evaluation and Development; and senior Corporate Communications and Investor Relations Officers. It also receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The Committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.

Meetings of the Board

The Board holds regular quarterly meetings. Between the quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. As part of the quarterly meetings, the independent Directors also have the opportunity to meet separate from management. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the Directors on corporate developments since the last Board meeting. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

Board Committees

The Corporation has an Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee (in each case composed solely of independent Directors other than in the case of the Nominating and Corporate Governance Committee which has one non-independent Director), as well as a Safety, Health and Environment Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual audited financial statements, Management’s Discussion and Analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Ms. Gardiner (Chair), Mr. Gillin and Ms. Mahler, all of whom are nominees of management for re-election as Directors at the Meeting and are “independent directors” under applicable rules discussed below. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Ms. Gardiner and Mr. Gillin and Ms. Mahler are “independent directors” for the purposes of the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, having regard to the heightened independence requirements applicable to audit committee members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

R. Peter Gillin (a nominee of management for re-election as a Director at the Meeting) has been determined by the Board of Directors to be an Audit Committee Financial Expert, as such term is defined in the U.S. Securities Exchange Act of 1934, as amended. The Corporation believes that Mr. Gillin, a Chartered Financial Analyst with more than 30 years of investment banking experience, is qualified to be an Audit Committee Financial Expert.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on an annual basis.

The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion. Additional information regarding the Audit Committee is located in the Directors and Officers section of the Corporation’s Annual Information Form.

Compensation and Benefits Committee

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the Directors, with such compensation reflecting the responsibilities and risks of such positions; to administer the Equity Incentive Plan, to determine the recipients of, and the nature and size of option awards, share compensation awards granted from time to time, and any cash or share bonuses to be awarded.

The Compensation Committee currently consists of Mr. Gillin (Chair), Ms. Hudon and Ms. Mahler. Each member of the committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. As of May 2012, Mr. Meredith is also an invited guest to all meetings of the Compensation Committee, of which he is not a member.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board with respect to developments in the area of corporate governance and the practices of the Board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Nominating and Corporate Governance Committee is also responsible for reporting to the Board with respect to appropriate candidates for nomination to the Board, for overseeing the execution of an assessment process appropriate for the Board and its committees and for evaluating the performance and effectiveness of the Board and its committees.

The Nominating and Corporate Governance Committee of the Board currently consists of Dr. Klingner (Chair), Ms. Gardiner, Mr. Harding and Ms. Hudon, all of whom are nominees of management for re-election as Directors at the Meeting. Each member of the Nominating and Corporate Governance Committee, other than Mr. Harding, qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

Safety, Health and Environment Committee

The Safety, Health and Environment Committee of the Board currently consists of Messrs. Harding and Meredith and Ms. Priestly. The role of the Safety, Health and Environment Committee is to assist the Board in fulfilling its responsibilities by reviewing performance, monitoring compliance and recommending for approval policies and management systems with respect to safety, health and environmental matters affecting the Corporation.

Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism. Additional amendments to the Code of Business Conduct and Ethics were made in 2009 to state that the refusal of an employee to sign the acknowledgement form could result in termination of employment, the non-renewal of a contract, or a reassignment to another position. In 2009, the Corporation also adopted a companion booklet to the Code of Business Conduct and Ethics that was prepared to provide Directors, officers, employees, consultants, advisors and contractors with general information with respect to the anti-bribery laws in both Canada and the United States and highlighted the fact that violations of Canadian or United States anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

A copy of the Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained, without charge, by request to the Corporate Dept., Attn: Allison Snetsinger, 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, telephone to (604) 688-5755.

CSA Corporate Governance Guidelines

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “A” to this Management Proxy Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON

Resolution to Fix the Number of Directors to be Elected at the Meeting at 11

At the Meeting, shareholders will be asked to consider, and, if deemed appropriate, pass an ordinary resolution fixing the number of Directors to be elected at the Meeting at 11 (the “Director Number Resolution”). In accordance with the terms of the MOA, which provide for the Board to consist of 13 Directors, the Board has determined that it shall consist initially of 11 Directors with an additional two Directors to be appointed at the first meeting of the Board held after July 24, 2012 as further described in “Election of Directors – Additional Director Appointees” on page 19 of this Management Proxy Circular. Management has nominated 11 Directors for election at the Meeting.

Accordingly, the Board therefore recommends that all shareholders vote FOR the Director Number Resolution, the text of which is attached as Schedule “C” to this Management Proxy Circular.

Termination of the Rights Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution (the “Rights Plan Termination Resolution”) in the form attached as Schedule “D” to this Management Proxy Circular authorizing the Board to terminate the Amended and Restated Shareholder Rights Plan Agreement dated April 21, 2010 (the “Rights Plan”) by amending the terms of the Rights Plan to provide for its termination as of the date of the Meeting. In order to be effective, the resolution must be approved by not less than a majority of the votes cast by shareholders present or represented at and entitled to be voted at the Meeting.

In April, 2010, the Board adopted the Rights Plan, which was approved by 95% of the Corporation’s minority shareholders in May of that year. RTIH notified the Corporation that it believed the Rights Plan interfered with its contractual rights and voted against the Rights Plan.

In July 2010, RTIH notified the Corporation that it was commencing an arbitration proceeding seeking a series of declarations to the effect that the operation of the Rights Plan interfered with certain of RTIH’s contractual rights under the terms of the PPA. In particular, RTIH claimed that the Rights Plan breached its anti-dilution rights.

In December 2011, the arbitrator determined that, if RTIH triggered the Rights Plan and thereby became an “acquiring person”, RTIH’s anti-dilution rights would nevertheless continue to apply. The anti-dilution rights, which apply, subject to limited exceptions, in situations where the Corporation proposes to issue shares to person(s) other than RTIH, entitle RTIH to acquire a sufficient number of Common Shares so as to result in RTIH beneficially owning the same percentage of issued and outstanding Common Shares that it would have owned had no shares been issued to such other person(s).

As a result of the arbitrator’s ruling, the Rights Plan was determined to apply to all shareholders; however, the Rights Plan would not affect RTIH shareholding in the Corporation if it were to become an acquiring person, as the dilutive effect of any resulting exercise of Rights under the Rights Plan would be counteracted by Rio Tinto’s anti-dilution rights.

Following the arbitrator’s ruling, the Board unanimously approved the formation of a special committee (“Special Committee”), comprised of members of the Nominating and Corporate Governance Committee, to conduct an evaluation of the arbitrator’s decision, with the assistance of independent legal counsel. The Special Committee consisted entirely of independent Directors and did not include any representatives of Rio Tinto or the Corporation’s management.

In January 2012, the Board accepted a recommendation by the Special Committee that the Rights Plan be terminated and resolved to place before shareholders at the Meeting, and recommend that shareholders vote in favour of, a resolution authorizing the Board to terminate the Rights Plan. The decision to recommend termination of the Rights Plan was unanimously supported by non-conflicted Directors; Directors who were Rio Tinto employees did not take part in the discussion or vote. As part of the decision to terminate the Rights Plan, the Board also resolved to take steps to ensure that the Rights Plan would not inadvertently be triggered prior to the Meeting by delaying the separation of the rights from the Common Shares until the Meeting and to explore other means to prevent the inadvertent triggering of the Rights Plan, including by way of an amendment to the PPA, which could enable Rio Tinto to acquire additional shares through a transaction that would be exempt from the Rights Plan.

The Corporation subsequently entered into an agreement with RTIH to amend the PPA. The effect of this amendment is that all acquisitions of Common Shares by RTIH are exempt from the Rights Plan. The amendment to the PPA also formalized the Corporation’s commitment to place before shareholders at the Meeting, and recommend that shareholders vote in favour of, a resolution to terminate the Rights Plan. Pursuant to the amendment, Rio Tinto also agreed to vote its Common Shares in favour of the termination of the Rights Plan.

After careful consideration by the Special Committee and by the Board, of the terms and conditions of the Rights Plan and the decision of the arbitrator with respect to same, the Board has determined, following the recommendation of the Special Committee, that the Rights Plan is no longer an effective mechanism for safeguarding the interests of stakeholders and that it is in the best interests of the Corporation, shareholders and other stakeholders that the Rights Plan be terminated. The Board therefore recommends that all shareholders vote FOR the Rights Plan Termination Resolution, the text of which is attached as Schedule “D” to this Management Proxy Circular.

A summary of the principal terms and conditions of the Rights Plan is contained in Schedule “C” attached to the Corporation’s 2010 Management Proxy Circular, which, together with the complete text of the Shareholder Rights Plan, is available for viewing by the public at the System for Electronic Document Analysis and Retrieval (SEDAR) via the Internet at www.sedar.com.

Name Change

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, a special resolution (the “Name Change Resolution”) in the form attached as Schedule “E” to this Management Proxy Circular to change the name of the Corporation from Ivanhoe Mines Ltd. to “Turquoise Hill Resources Ltd.”, or such other name as the Board may approve, subject to such amendments, variations or additions as may be approved at the Meeting. The Board has determined that adopting a new name signifies to the market the Corporation’s shift in strategy accompanying Rio Tinto’s acquisition of a majority stake in the Corporation and also provides a distinct identity from those members of the Ivanhoe group of companies who maintain an Ivanhoe name. The Board therefore recommends that all shareholders vote FOR the Name Change Resolution, the text of which is attached as Schedule “E” to this Management Proxy Circular.

Renewal and Approval of Unallocated Stock Options under the Amended and Restated Employees’ and Directors’ Equity Incentive Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass a resolution (the “Equity Incentive Plan Resolution”), in the form attached as Schedule “F” to this Management Proxy Circular approving and reconfirming the unallocated stock options, rights and other entitlements pursuant to the Equity Incentive Plan. The Equity Incentive Plan, which was approved by shareholders on April 5, 2010, is a “rolling” plan pursuant to which the Corporation would be authorized to allocate for issuance, and issue, up to a maximum of 6.5% of the Common Shares issued and outstanding from time to time under the Equity Incentive Plan. For further details regarding the Equity Incentive Plan, see “Equity Compensation Plan Information”.

As 2012 is the third anniversary since the “rolling” provisions of the Equity Incentive Plan were approved by the Corporation’s shareholders, the rules of the TSX require that all unallocated options, rights and other entitlements pursuant to the Equity Incentive Plan be approved by the Corporation’s shareholders. In order to be effective, the resolution must be passed by the affirmative vote of a majority of the votes cast thereon at the Meeting.

Whether or not the resolution is approved, all stock options currently outstanding under the Equity Incentive Plan will remain in effect in accordance with their terms. If the resolution is not approved, the Corporation will not be able to grant any further stock options under the Equity Incentive Plan. The full text of the resolution is attached hereto as Schedule “F” to this Management Proxy Circular.

The Board of Directors has determined that the approval of the unallocated options, rights or other entitlements pursuant to the Equity Incentive Plan is in the best interests of the Corporation and its shareholders. The Board therefore recommends that shareholders vote FOR the Equity Incentive Plan Resolution, the text of which is attached as Schedule “F” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the Board of Directors of the Corporation.

ADDITIONAL INFORMATION

Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on or through the Corporation’s website at www.ivanhoemines.com or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Finally, security holders may contact the Corporation directly to receive copies of, such filings, without charge, upon written or oral request to the Corporate Dept., Attn: Allison Snetsinger, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-5755.

DATED at Vancouver, British Columbia, as of the 25th day of May, 2012

BY ORDER OF THE BOARD

“Beverly A. Bartlett”
Beverly A. Bartlett Vice President and Corporate Secretary

SCHEDULE “A”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 and the associated National Policy 58-201 which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
1. Board of Directors (the “Board”) – (a) Disclose the identity of directors who are independent.	The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 54% or six (6) out of eleven (11) of the nominees proposed by management for election to the Board at the Meeting are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

• Jill Gardiner • R. Peter Gillin • Isabelle Hudon • Dr. David Klingner • Livia Mahler • Russel C. Robertson

This determination was made on the basis that:

(a)    they are not and have not been within the last three years an employee or executive officer of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b) they are not a partner or employee of the Corporation’s internal or external auditor;

(c)    their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

A1

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS

(d)    they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)    they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)     they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)    they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)    they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)     they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)     they are not an affiliated entity of the Corporation or any of its subsidiaries.

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CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
In determining that Dr. Klingner is an independent director, the Board also considered, in the first instance, the fact that Dr. Klingner had retired from Rio Tinto in 2004 after 38 years of service with the Rio Tinto Group and its predecessor corporations, and had served on Rio Tinto’s Executive Committee as Head of Exploration for the Rio Tinto Group from 1997 to 2004. The Board noted that from 1966 to 1995, Dr. Klingner was employed by CRA Limited, which was a separately managed and operated subsidiary of Rio Tinto until the adoption of the current dual-listed structure of the Rio Tinto Group in 1995. The Board also considered the fact that Dr. Klingner is currently Chairman of Energy Resources of Australia Ltd. (“ERA”) and holds his position as a director or ERA as a nominee of Rio Tinto, which owns approximately 68% of the outstanding shares of ERA and provides various services to ERA. The Board noted that Dr. Klingner owns shares in Rio Tinto and receives substantial remuneration from ERA for serving as its Chairman. The Board determined, however, that Dr. Klingner has no other continuing business relationships with Rio Tinto and serves as Chairman of ERA in his capacity as an independent non-executive director, having been recognized as such by the Board of ERA pursuant to the Corporate Governance Principles and Recommendations of the Corporate Governance Council of the Australian Stock Exchange, and by Institutional Shareholder Services in its report and recommendations to shareholders in connection with ERA’s 2012 annual general meeting. The Board confirmed that Dr. Klingner did not fall within any of the specified categories of relationships that are to be presumed to interfere with the exercise of independent judgment by a director pursuant to National Instrument 52-110 and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board considered the significant period of time (over seven years) that has elapsed since Dr. Klingner retired from Rio Tinto, and further noted that, in his capacity as the independent non-executive Chairman of ERA, Dr. Klingner has had substantial responsibility and experience in protecting the interests of ERA’s shareholders other than Rio Tinto and ensuring that ERA operates independently of Rio Tinto notwithstanding its controlling shareholder interest. Having conducted such inquiries as it deemed necessary and appropriate and having regard to all of the relevant circumstances, the Board has determined that Dr. Klingner has no direct or indirect relationship with Rio Tinto which would, or which could, reasonably be expected to interfere with the exercise of his independent judgment to act in the best interests of all of the shareholders of the Corporation, and, accordingly, should be considered to be an independent director of the Corporation.

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CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
As noted under “Election of Directors – Additional Director Appointees” on page 19 of this Management Proxy Circular, it is proposed that Charles Lenegan will be appointed as an additional independent director at the first meeting of the Board held after July 24, 2012. Mr Lenegan, formerly an executive officer within the Rio Tinto Group, retired as Vice President Business Development, Middle East and Africa, of Rio Tinto Alcan on June 30, 2009. However, because Mr. Lenegan received retirement benefits from the Rio Tinto Group in excess of Cdn $75,000 on July 23, 2009, he is considered to have a material relationship with Rio Tinto until the third anniversary of such payment under the applicable provisions of National Instrument 52-110, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board has determined that Mr. Lenegan will qualify as a Director independent of Rio Tinto and the Corporation as of July 24, 2012. In arriving at such determination, the Board gave careful consideration to the fact that Mr. Lenegan was employed for 27 years in various senior management positions within the Rio Tinto Group. The Board noted, however, that apart from his service as Managing Director, Rio Tinto-Australia from 2004 to 2008, Mr. Lenegan had spent substantially all of his career with various Rio Tinto subsidiary entities engaged in projects with equal or minority partners, including numerous joint ventures, and that, in such capacities, Mr. Lenegan had gained valuable experience in ensuring that such entities operated in a manner that balanced the interests of all of their stakeholders, and not merely those of Rio Tinto. The Board also noted that Mr. Lenegan had served as a director of Energy Resources of Australia Ltd. (“ERA”) for two and a half years, during which time Dr. David Klingner, presently the independent non-executive Chairman of the Board of the Corporation, also served as the independent non-executive Chairman of ERA. The Board considered Mr. Lenegan’s current non-executive directorship with Oz Minerals Limited and non-executive Chairman position with Rey Resources Limited (each of which is a public company listed on the Australian Stock Exchange) and noted that neither company is affiliated with either Rio Tinto or the Corporation. The Board noted that Mr. Lenegan has had no engagement with the Rio Tinto Group since his retirement in June 2009 and that, as of June 30, 2012, three years will have passed since his retirement from any position within the Rio Tinto Group. The Board has concluded that, save for the payment of retirement benefits referred to above, Mr. Lenegan does not fall within any of the specified categories of relationships that are to be presumed to interfere with the exercise of independent judgment by a director pursuant to National Instrument 52-110 and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and that he is in all other respects independent of Rio Tinto and the Corporation. Having conducted such inquiries as it deems necessary and appropriate and having regard to all of the relevant circumstances, the Board has determined that as of July 24, 2012, Mr. Lenegan will have no direct or indirect material relationship which would, or which could, reasonably be expected to interfere with the exercise of his independent judgment to act in the best interests of all of the shareholders of the Corporation, and that as of such date he should be considered to be eligible for appointment as an independent director of the Corporation.

A4

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The Board and Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following five (5) out of eleven (11) nominees proposed by management for election to the Board are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

• Warren Goodman • Andrew Harding • Daniel Larsen • Peter G. Meredith • Kay Priestly

Messrs. Goodman, Harding and Larsen hold positions as executive officers within the Rio Tinto Group. The Board has considered the relationship between the Rio Tinto Group and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the (i) PPA, (ii) the HOA, and (iii) the MOA. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and therefore considers Messrs. Goodman, Harding and Larsen to be non-independent nominee Directors.

Ms. Priestly is considered to be non-independent as a result of her position as Chief Executive Officer of the Corporation and as a former executive officer within the Rio Tinto Group.

Mr. Meredith, Chairman of the Corporation’s subsidiary, SouthGobi, and a former senior officer of the Corporation, is considered to be a non-independent Director.

In addition, upon the appointment of Mr. Tygesen at the first meeting of the Board held after July 24, 2012, Mr. Tygesen will qualify as non-independent as a result of his position as an executive officer within the Rio Tinto Group.

A5

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT (1)	COMMENTS

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

54% or six (6) of the eleven (11) nominees proposed by management for election to the Board are “independent” Directors” as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

Effective upon the appointment of Charles Lenegan and Jeffery D. Tygesen as Directors at the first meeting of the Board held after July 24, 2012, as set forth above, it is expected that 54% or seven (7) of thirteen (13) Directors will be “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder. While the Board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name under the heading “Election of Directors – Management Nominees” in this Management Proxy Circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As part of the quarterly meetings of the Board, the independent Directors also have the opportunity to meet separate from management. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate developments since the last Board meeting. There were five such meetings of the independent Directors in 2011.

The Compensation Committee and the Nominating and Corporate Governance Committee meet without management being present unless the committee specifically requests the presence of one or more management representatives.

During 2011, there were nine Board meetings, eight meetings of the Compensation Committee, four meetings of the Audit Committee and four meetings of the Nominating and Corporate Governance Committee.

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

A6

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS

(f)     Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Klingner, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management. The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	A record of attendance by Director(s) at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2011, is set out next to each individual’s name under the heading “Election of Directors – Management Nominees” in this Management Proxy Circular.

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Board has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate as described in this Management Proxy Circular under the heading “Corporate Governance – Mandate of the Board”, setting out its stewardship responsibilities.

The mandate of the Board is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Department of the Corporation, Attn: Allison Snetsinger, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

3.      Position Descriptions –

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman, the Chairs of each of the Audit, Compensation, and Nominating and Corporate Governance Committees, CEO and CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

A7

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS

4.      Orientation and Continuing Education

(a)    Briefly describe what measures the Board takes to orient new members regarding:

(i)     the role of the Board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. In addition, new directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are also encouraged to make site visits to the Corporation’s properties.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of directors, corporate governance, ethics and compliance.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5.      Ethical Business Conduct –

(a)    Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct and Ethics provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. A number of housekeeping amendments to the Code were made in 2007 to clarify consulting and reporting procedures and to recognize the Corporation’s whistleblower mechanism.

A8

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
In 2009, the Code of Business Conduct and Ethics was amended to state that, should an employee refuse to sign the acknowledgement form the refusal could result in termination of employment, the non-renewal of a contract, or a reassignment to another position. In 2009 the Corporation also adopted a companion booklet to the Code of Business Conduct and Ethics that was prepared to provide directors, officers, employees, consultants, advisors and contractors with general information with respect to the anti-bribery laws in both Canada and the United States. Violations of Canadian or United States anti-bribery law could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation’s Code of Business Conduct and Ethics, as amended, has been filed on SEDAR and is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Department of the Corporation, Attn: Allison Snetsinger, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

All Directors and employees are provided with a booklet containing the Corporation’s Code of Business Conduct and Ethics and Corporate Securities Trading Policy (which has been translated into other languages as required for use in the Corporation’s international operations) and are required to sign a written acknowledgement confirming that they have received, reviewed and understand its contents and agree to abide by the Code.

Corporate supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Code of Business Conduct and Ethics as part of their annual performance appraisal.

The Nominating and Corporate Governance Committee monitors the compliance with the Code of Business Conduct and Ethics and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Code of Business Conduct and Ethics in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	The Corporation has published a Statement of Values and Responsibilities. An updated Statement was approved by the Board on March 11, 2008. It has also developed various corporate policies including Corporate Disclosure, Confidentiality and Securities Trading policies, and a Whistleblower Policy, administered by an independent third party.

A9

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
Directors, employees and service providers (collectively, “Personnel”) of the Corporation are encouraged to participate in education programs dealing with matters of corporate governance and best practices. Personnel of the Corporation and certain of its subsidiaries are also provided with anti-bribery training with respect to the Foreign Corrupt Practices Act, which they are required to complete.

6.      Nomination of Directors –

(a)    Describe the process by which the Board identifies new candidates for Board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage and objective nomination process.

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee consisting of Dr. Klingner (Chair), Ms. Gardiner, Mr. Harding and Ms. Hudon, all of whom are nominees of management for re-election as Directors at the Meeting. All members of the committee, other than Mr. Harding, are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Dr. Klingner has been appointed as Chairman of the committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such competencies and experiences as international experience, leading and/or advising growth orientated companies, resource exploration and operations, diversity, financial literacy, legal knowledge, corporate governance, etc. The Committee annually assesses the current competencies and characteristics represented on the Board and to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help to identify additional qualified candidates as required.

A10

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT(1)	COMMENTS
Rio Tinto, which holds approximately 50.9% of the Corporation’s voting securities as at the date of this Management Proxy Circular, has sufficient voting rights to direct appointments to and the composition of the Board; however these voting rights are subject to contractual limitations (as described in the section of this Management Proxy Circular entitled “Nomination Rights”). The Corporation’s former Chief Executive Officer of theCorporation holds approximately 13.7% of the Corporation’s voting securities as at the date of this Management Proxy Circular and is entitled to nominate two RMF Nominees as Directors (as described in the section of this Management Proxy Circular entitled “Nomination Rights”). Notwithstanding such shareholdings, over 54% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation, its former Chief Executive Officer or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by shareholders other than the former Chief Executive Officer or Rio Tinto.

The Board seeks to achieve a balanced representation of skilled and experienced independent directors and has determined to continue to seek, through its Nominating and Corporate Governance Committee, additional qualified candidates as required to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. In so doing, the Nominating and Corporate Governance Committee will seek candidates that meet all Canadian, U.S. and other standards of independence applicable to the Corporation.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Department of the Corporation, Attn: Allison Snetsinger, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-5755.

7. Compensation – (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.	The Compensation Committee has responsibility for recommending compensation for the Corporation’s senior executive officers to the Board. CEO compensation is approved by the Compensation Committee. See “Executive Compensation – Compensation Committee”.

The Compensation Committee periodically reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for independent Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

The Compensation Committee also makes recommendations to the Board with respect to the adequacy of compensation and benefits for non-management Directors. For further information on non-management Director compensation, see “Executive Compensation – Compensation of Directors”.

A11

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT (1)	COMMENTS

(b)    Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee comprises three Directors, all of whom have been affirmatively determined by the Board to be “independent directors” as defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee, other than Ms. Hudon[4], serve as CEOs or senior executive officers of other public corporations.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The duties and responsibilities of the Compensation Committee include the development of a compensation philosophy and policy, evaluating the performance of the Corporation’s senior executive officers, reviewing their compensation, and monitoring equity incentive arrangements.

The role of the Compensation Committee is primarily to review the adequacy and form of compensation of senior management and the Directors, with such compensation reflecting the responsibilities and risks of such positions; to administer the Equity Incentive Plan, to determine the recipients of, and the nature and size of option awards, share compensation awards granted from time to time and any cash or share bonuses to be awarded. The committee also conducts a formal review of the Corporation’s executive compensation on an annual basis and otherwise as required to satisfy itself and the Board that the Corporation’s compensation objectives are being met.

The members of the Compensation Committee are Mr. Gillin (Chair), Ms. Hudon and Ms. Mahler. Each member of the committee is an independent Director for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. As of May 2012, Mr. Meredith is also an invited guest of all meetings of the Compensation Committee, of which he is not a member.

The charter of the Compensation Committee is available on the Corporation’s website (www.ivanhoemines.com). A copy may also be obtained upon request to the Corporate Department of the Corporation, Attn: Allison Snetsinger, 654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688- 5755.

[4]	See “Management Nominees – Isabelle Hudon.”

A12

CORPORATE GOVERNANCE
DISCLOSURE REQUIREMENT (1)	COMMENTS
8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has established a Safety, Health and Environment Committee, currently consisting of Messrs. Harding and Meredith and Ms. Priestly, which became effective following the 2011 Annual General Meeting. The role of the Safety, Health and Environment Committee is to assist the Board in fulfilling its responsibilities by reviewing performance, monitoring compliance and recommending for approval policies and management systems with respect to safety, health and environmental matters affecting the Corporation.

9.      Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee has the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual Directors.

The Nominating and Corporate Governance Committee generally reviews and approves a performance evaluation questionnaire that is forwarded to all of the members of the Board. This questionnaire covers a wide range of issues providing for qualitative ratings and subjective comments and recommendations in each area. Each Director is also asked to comment on what additional skills, experience and information could benefit the Board and how they might best be assessed.

In the normal course, the Board also completes self-assessment and/or peer reviews which have assessed a wide range of issues, including skills and experience; preparation; attendance; accountability; communication; and contribution to strategic planning.

When peer reviews are undertaken, the Chairman is provided with a report detailing the average (mean) ratings for all Directors of the portion of the questionnaire dealing with the contribution of individual Directors, and a summary of the responses to the portion dealing with overall Board contribution, on a non-attributed basis. Each Director is also provided with a confidential ‘report card’ containing their peers’ assessment of their contribution. The Chairman meets with each Director to discuss individual and Board performance.

In 2011, in light of the introduction of new Directors, a more limited self-assessment approach was followed.

These evaluations showed that the Board, its Committees, the Committee Chairs, the Chairman and individual Directors were effectively fulfilling their responsibilities.

(1)	Reference is made to the items in Form 58-101F1 of National Instrument 58-101.

A13

SCHEDULE “B”

CHANGE OF AUDITOR REPORTING PACKAGE

B1

NOTICE OF CHANGE OF AUDITOR

TO: Deloitte & Touche LLP

AND TO: PricewaterhouseCoopers LLP

NOTICE IS HEREBY GIVEN that:

a)	Deloitte & Touche LLP, Chartered Accountants, Vancouver, B.C. (“Deloitte”) resigned as auditor of Ivanhoe Mines Ltd. (the “Corporation”) effective as of April 2, 2012; and

b)	PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, B.C. (“PwC”) has been appointed as auditor of the Corporation effective as of April 2, 2012 to hold office until the next annual meeting, scheduled for May 11, 2012, at a remuneration to be fixed by the Board of Directors of the Corporation.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

1.	Deloitte resigned on its own initiative, prior to the expiry of their term in office;

2.	the decision to accept the resignation of Deloitte and appoint PwC as auditor has been considered and approved by the Board of Directors of the Corporation;

3.	Deloitte has not expressed any reservations in its reports for the two most recently completed fiscal years of the Corporation or for any period subsequent to the last completed fiscal year; and

4.	there are no “reportable events” as defined in Section 4.11 of NI 51-102.

IVANHOE MINES LTD.

Per:	“Beverly A. Bartlett”
Name: Beverly A. Bartlett Title: Vice President and Corporate Secretary

Deloitte & Touche LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466 Fax: 604-685-0395 www.deloitte.ca

April 3, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Madams:

Re: Ivanhoe Mines Ltd. (the “Company”)

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii) of National Instrument 51-102. We refer to the Notice of Change of Auditor prepared by the Company and delivered to us (the “Notice”). We have reviewed the Notice, and agree with the statements contained in the Notice, subject to the following:

•	We agree with the statements set out in paragraphs 1, 3 and 4 of the Notice.

•	We have no basis to agree or disagree with the statements set out in paragraph 2 of the Notice.

We are providing this letter based on our knowledge as at the date of this letter.

Yours truly,

Chartered Accountants

April 3, 2012

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs and Mesdames:

Re: Ivanhoe Mines Ltd.

We have read the statements made by Ivanhoe Mines Ltd. in the attached copy of Change of Auditor Notice dated April 2, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated April 2, 2012.

Yours very truly,

Chartered Accountants

PricewaterhouseCoopers LLP Chartered Accountants

PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

SCHEDULE “C”

IVANHOE MINES LTD.

(the “Corporation”)

TO FIX NUMBER OF DIRECTORS RESOLUTION

BE IT RESOLVED, as an ordinary resolution, that:

1.	the number of directors of the Corporation to be elected at its 2012 annual and special meeting be fixed at eleven (11); and

2.	any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

C1

SCHEDULE “D”

IVANHOE MINES LTD.

(the “Corporation”)

RIGHTS PLAN TERMINATION RESOLUTION

BE IT RESOLVED, as an ordinary resolution, that:

1.	the Board of Directors of the Corporation is hereby authorized and directed to do all such acts and things under the terms of the Amended and Restated Shareholder Rights Plan Agreement dated April 21, 2010 (the “Rights Plan”) as may be necessary or desirable in order to terminate the Rights Plan (save and except those provisions of the Rights Plan for the benefit of the rights agent that, by their terms, are intended to survive any termination of the Rights Plan) including, without limitation, entering into an amendment to the Rights Plan terminating the Rights Plan as of the date hereof, such that no person (other than the rights agent as aforesaid) will have any rights, benefits or entitlements pursuant to the Rights Plan or in respect of any Right after the date hereof; and

2.	any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

D1

SCHEDULE “E”

IVANHOE MINES LTD.

(the “Corporation”)

NAME CHANGE RESOLUTION

BE IT RESOLVED, as a special resolution, that:

1.	the change in name of the Corporation from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.”, or such other name as the board of directors of the Corporation may approve, all as more particularly described in the Corporation’s Management Proxy Circular, dated May 25, 2012, is hereby authorized, approved and adopted;

2.	the Corporation be and is hereby authorized to prepare and file articles of amendment to give effect to this special resolution;

3.	notwithstanding that the foregoing resolution has been duly passed by shareholders of the Corporation, the directors of the Corporation have the authority, without any further notice to, authorization or approval from, the shareholders of the Corporation to proceed or refrain from proceeding with the implementation of this special resolution in the exercise of their business judgment; and

4.	any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

E1

SCHEDULE “F”

IVANHOE MINES LTD.

(the “Corporation”)

EQUITY INCENTIVE PLAN RESOLUTION

BE IT RESOLVED, as an ordinary resolution that:

1.	all unallocated stock options, rights and other entitlements under the existing Amended and Restated Employees’ and Directors’ Equity Incentive Plan, attached as Schedule “G” to the Management Proxy Circular of the Corporation dated May 25, 2012 (the “Equity Incentive Plan”) be and are hereby approved;

2.	the Corporation has the ability to continue granting options, rights and other entitlements under the Equity Incentive Plan until June 28, 2015, that is until the date that is three (3) years from the date where shareholder approval is being sought; and

3.	any one director or any one officer of the Corporation is hereby authorized and directed to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such other confirmations, instruments, agreements, certificates and other documents and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the foregoing.

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SCHEDULE “G”

EQUITY INCENTIVE PLAN

IVANHOE MINES LTD.

EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN

AMENDED AND RESTATED

May 7, 2010

PART 1 INTRODUCTION

1.1	Purpose

The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Definitions

(a)	“Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended, and includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities.

(b)	“Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.

(c)	“Board” means the board of directors of the Company.

(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under an insider trading policy or other policy of the Company then in effect.

(e)	“Company” means Ivanhoe Mines Ltd., a company continued under the laws of the Yukon Territory.

(f)	“Committee” has the meaning attributed thereto in Section 6.1.

(g)	“Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, eligible for participation in the Plan.

(h)	“Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Board, upon recommendation of the Committee, as employees eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.

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(i)	“Fair Market Value” means, with respect to a Share subject to Option, the volume weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(j)	“Insider” has the meaning assigned to it in the Ontario Securities Act, as amended, and also includes an Associate or Affiliate of any person who is an Insider.

(k)	“Option” means an option granted under the terms of the Share Option Plan.

(l)	“Option Period” means the period during which an Option is outstanding.

(m)	“Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.

(n)	“Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.

(o)	“Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.

(p)	Service Provider” means any person or company engaged by the Company or an Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(q)	“Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(r)	“Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.

(s)	“Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(t)	“Shares” means the common shares of the Company.

PART 2 SHARE OPTION PLAN

2.1	Participation

Options shall be granted only to Eligible Employees and Eligible Directors.

2.2	Administration of Share Option Plan.

The Share Option Plan shall be administered by the Committee.

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2.3	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

2.4	Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.

Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to section 5.7 of the Plan, and the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

2.5	Terms of Options

The Option Period shall be seven years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan (either before or after its amendment and restatement on May 11, 2007) should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	at any time after the first year of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)	at any time during each successive further year of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, in the fourth year of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:

(a)	in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or

(b)	in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.

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Subject to Section 2.6, the exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of the Plan. Subject to Section 2.6, the exercise of any Option will also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.

2.6	Share Appreciation Right

Participants have the right (the “Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing delivered by the Participant to the Company electing to exercise the Right and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under subsection 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.

If a Participant exercises a Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under the Plan.

2.7	Lapsed Options

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of the Toronto Stock Exchange.

2.8	Effect of Termination of Employment or Death

If an Optionee:

(a)	dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; or

(b)	ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be. If an Optionee ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

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2.9	Effect of Takeover Bid

If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.

2.10	Effect of Amalgamation or Merger

If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan.

2.11	Adjustment in Shares Subject to the Plan

If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.

2.12	Loans to Employees

Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for purposes of this Section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.

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PART 3 SHARE BONUS PLAN

3.1	Participants

The Board, on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or any Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.

3.2	Number of Shares

The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to 4,500,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.

The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed 4,500,000 Shares.

3.3	Necessary Approvals

The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.

PART 4 SHARE PURCHASE PLAN

4.1	Participants

Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.

4.2	Election to Participate in the Share Purchase Plan and Participant’s Contribution

Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.

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The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.

4.3	Company’s Contribution

Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with, and thereafter hold in trust for the Share Purchase Plan Participant, an amount determined by the Board (the “Company’s Contribution”) not to exceed the Participant’s Contribution then held in trust by the Company. The aggregate maximum number of shares that may be issued pursuant to the Share Purchase Plan will be limited to 1,000,000 Shares.

4.4	Issue of Shares

On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on The Toronto Stock Exchange, or such exchange or exchanges on which the Shares may be traded at such time for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on an exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.

The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.

4.5	Delivery of Shares

As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed.

4.6	Effect of Termination of Employment or Death

If a Participant dies or otherwise ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.

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4.7	Effect of Amalgamation or Merger

If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.

PART 5 GENERAL

5.1	Number of Shares

The aggregate number of Shares that may be reserved for issuance under this Plan (together with any other securities – based compensation arrangements of the Company in effect from time to time) shall not exceed 6.5% of the issued and outstanding Shares from time to time. This prescribed maximum may be subsequently increased to any other specified amount, provided the increase is authorized by a vote of the shareholders of the Company. In addition, the aggregate number of Shares reserved for issuance under the Plan:

(a)	that may be reserved for issuance to Insiders under the Plan (or when combined with all of the Company’s other security based compensation arrangements) shall not exceed 10% of the Company’s outstanding issue from time to time;

(b)	that may be issued to Insiders under the Plan (or when combined with all of the Company’s other security based compensation arrangements) within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c)	that may be issued to any one Insider and his or her Associates under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.

For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan.

For greater certainty, as this Plan is a rolling plan, the reloading of Options is permitted under the Plan and Options that are exercised, surrendered, terminated or expire without being exercised no longer represent Shares reserved for issuance under this Plan and do not decrease the number of Shares issuable under this Section 5.1 as determined from time to time, subject to the provisions in Section 2.7.

5.2	Transferability

Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant. Options are non-transferable except by will or by the laws of descent and distribution.

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5.3	Employment

Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any, Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.

5.4	Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.

5.5	Necessary Approvals

The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company in accordance with the rules and policies of The Toronto Stock Exchange.

The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction in respect of the Shares or any exchanges on which the Shares are then listed which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Shares shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.

5.6	Income Taxes

The Company may withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.

5.7	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option or other award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, changes to the exercise price, vesting, term and termination provisions of Options, changes to the cashless exercise right provisions, changes to the share bonus plan provisions (other than the maximum number of Shares issuable under the Bonus Plan in Section 3.2 of the Plan), changes to the authority and role of the Compensation and Benefits Committee under the Plan, changes to the acceleration and vesting of Options in the event of a takeover bid, and any other matter relating to the Plan and the Options and awards granted thereunder, provided however that:

a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

b)	no amendment to the Plan or to an Option granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Option which is outstanding at the time of such amendment without the written consent of the holder of such Option;

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c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 2.5;

d)	the Directors shall obtain shareholder approval of:

(i)	any amendment to the aggregate maximum number of Shares specified in subsection 3.2 (Share Bonus Plan);

(ii)	any amendment to the aggregate percentage of Shares specified in subsection 5.1;

(iii)	any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders under subsections 5.1(a) (b) and (c);

(iv)	any amendment that would reduce the exercise price of an outstanding Option other than pursuant to section 2.11;

(v)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under the Plan except as expressly contemplated in subsection 2.5;

(vi)	any amendment which would accelerate the vesting of any Option held by an Optionee, except upon the death, disability or retirement of such Optionee, a change in control of the Company, or in the case of a non-material variation of any performance milestone required for the vesting of Options; and

(vii)	any amendment to the amending provision set out in Section 5.7 (Amendments to Plan).

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

5.8	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.9	Compliance with Applicable Law, etc

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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PART 6 ADMINISTRATION OF THE PLAN

6.1	Administration by the Committee

(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:

(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.

6.2	Board Role

(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

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SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS

Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.

I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):

a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	management information circulars; and

d)	such other disclosure documents that the Company makes available by electronic means.

2.	The Documents will be delivered to me by the Company by making them available for my viewing, downloading and/or saving on the Internet website www.IvanhoeMines.com (the “Website”).

I must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise me by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:

a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.

For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC, V6C 3K9 or via electronic mail at inquiries@canstockta.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” for Ivanhoe Mines Ltd. and consent to the electronic delivery of the Documents on the terms outlined above.

Please complete the sections below then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name	Mailing Address
(as it appears on your cheques, certificates, statements or correspondence)	Address 1

E-mail Address	Address 2

Date:	City, Province/State

Shareholder Signature(s)	Country

Post Code/Zip Code

Print and mail this form to: CIBC Mellon Trust Company PO Box 1900 Vancouver, BC V6C 3K9 Or Fax to: 1- 604-688-4301	Or mail to: CIBC Mellon Trust Company PO Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9 Or Fax to: 1-416-643-3135

IVANHOE MINES LTD.

Dear Shareholder:

As a non-registered shareholder of Ivanhoe Mines Ltd., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.canstockta.com/InvestorInquiry.

We encourage you to submit your request online at: www.canstockta.com/FinancialStatements.

Our Company Code Number is 3086B.                     NOTE: Do not return this card by mail if you have submitted your request online

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Ivanhoe Mines Ltd. and send me their financial statements as indicated below:

Interim Financial Statements Annual Financial Statements	☐ ☐	(Please Print) Name Address Postal Code/Zip Code

IVANHOE MINES LTD. 654—999 Canada Place, Vancouver, British Columbia V6C 3E1 Tel: (604) 688 5755 P R O X Y This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual and Special Meeting of its shareholders (the “Meeting”) to be held on June 28, 2012. The undersigned hereby appoints, Kay Priestly, the Chief Executive Officer of the Corporation, David Klingner, the Chairman of the Corporation, or instead of the foregoing, (insert name) , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Metropolitan Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on June 28, 2012 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below: 1. FIXING THE NUMBER OF DIRECTORS To consider, and if thought appropriate, pass an ordinary resolution fixing of the number of directors to be elected at the Meeting at eleven (11), as more particularly described in the Management Proxy Circular. FOR AGAINST 2. ELECTION OF DIRECTORS The nominees proposed by management of the Corporation are: JILL GARDINER FOR WITHHOLD R. PETER GILLIN FOR WITHHOLD WARREN GOODMAN FOR WITHHOLD ANDREW HARDING FOR WITHHOLD ISABELLE HUDON FOR WITHHOLD DAVID KLINGNER FOR WITHHOLD DANIEL LARSEN FOR WITHHOLD LIVIA MAHLER FOR WITHHOLD PETER MEREDITH FOR WITHHOLD KAY PRIESTLY FOR WITHHOLD RUSSEL C. ROBERTSON FOR WITHHOLD 3. SHAREHOLDER RIGHTS PLAN RESOLUTION To consider, and if thought appropriate, pass an ordinary resolution authorizing the board of directors of the Corporation to amend the terms of the Amended and Restated Shareholder Rights Plan Agreement dated April 21, 2010 (the “Rights Plan”) in order to provide for the termination of the Rights Plan as of the date of the Meeting, as more particularly described in the Management Proxy Circular. FOR AGAINST 4. NAME CHANGE To consider, and if thought appropriate, pass a special resolution authorizing the board of directors to change the Corporation’s name from “Ivanhoe Mines Ltd.” to “Turquoise Hill Resources Ltd.”, or such other name as may be approved by the board of directors of the Corporation, as more particularly described in the Management Proxy Circular. FOR AGAINST 5. EQUITY INCENTIVE PLAN RESOLUTION To approve and reconfirm, by ordinary resolution, the unallocated stock options, rights and other entitlements pursuant to the Amended and Restated Employees’ and Directors’ Equity Incentive Plan, adopted by the Corporation on May 7, 2010, as more particularly described in the Management Proxy Circular. FOR AGAINST 6. APPOINTMENT OF AUDITORS To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors. FOR WITHHOLD

7. To transact any other business as may properly come before the Meeting or at any adjournment thereof. 8. Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting. THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES. DATED: , 2012. Signature of Shareholder (Please print name here) NOTES: If not dated, this proxy is deemed to be dated on the day sent by the Corporation. A proxy will not be valid unless the completed, and signed form of proxy is faxed to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-2502 or 1-866-781-3111 or delivered by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to The Oceanic Plaza, 1600—1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time at which the Meeting is to be held, or any adjournment thereof. Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing. A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy. The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to amendments or variations to matters identified or referred to in the accompanying Notice of Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. If the position opposite an item of business in this proxy is left blank, no instruction is given by the shareholder in respect of that matter. IN RESPECT OF A MATTER SO IDENTIFIED OR REFERRED TO FOR WHICH NO INSTRUCTION IS GIVEN, THE NOMINEES NAMED IN THIS PROXY WILL VOTE SHARES REPRESENTED THEREBY FOR THE APPROVAL OF SUCH MATTER. Affix label here Name of Shareholder Address of Shareholder (Please advise the Corporation of any change of address)